                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                            SONIC SYSTEMS CORPORATION
                          -----------------------------


                 (Name of Small Business Issuer in its Charter)

                  DELAWARE                                       91-1940650
                  --------                                       ----------
            (State or Other Jurisdiction of                 (I.R.S. Employer
            Incorporation or Organization)                 Identification No.)


      777 108th Avenue NE, Suite 1700, Bellevue, WA                    98004


         ----------------------------------------                   ----------
         (Address of Principal Executive Offices)               (Zip Code)

                                 1 800 337-6642
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:  None




Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                         ------------------------------
                                (Title of Class)

                                     PART I

The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community, (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities and (3) to comply with prerequisites for listing of the Company's securities on NASDAQ. In the event the Company's obligation to file periodic reports under the Exchange Act is suspended, the Company reserves the right to reevaluate whether to continue filing periodic reports on a voluntary basis.

                                    ITEM 1 -
                            DESCRIPTION OF BUSINESS

                           FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The words anticipate, believe, expect, plan, intend, estimate, project, could, may, foresee, and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of the Company's business, lending activities, relationship with clients, and development of the industry in which the Company will focus its marketing efforts. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in Risk Factors. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

                                     GENERAL


Sonic Systems Corporation ("Sonic Systems" or the "Company"), a Delaware corporation incorporated October 1, 1998, has its head office located at 777 108th Avenue NE, Suite 1700, Bellevue, Washington. The Company's telephone number is 1 (800) 337-6642. Sonic Systems has two operating subsidiaries: Sonic Systems Corporation, a British Columbia, Canada corporation ("Sonic BC"), located at 101-1520 Rand Avenue, Vancouver, BC, Canada; and, Sonic Integration Inc., a Washington corporation ("Sonic Integration"), located at 101-1520 Rand Avenue, Vancouver, BC, Canada. The Company formed Sonic Integration in August, 1999. There are two inactive subsidiaries: 568608 B.C. Ltd., which owns 100% of Sonic BC and is owned 100% by the Company, and 321373 B.C. Ltd., formerly known as Tekedge Development Corporation, which is owned 100% by Sonic BC. The Company's fiscal year end is December 31.


The Company is the successor to M&M International Realty, Inc. a Florida corporation which effected a reincorporation as a Delaware corporation by merger, with the Company as the surviving corporation. Prior to the merger on December 1, 1998, the Florida corporation had had no material commercial activity. On December 11, 1998 the Company acquired all of the issued and outstanding stock of Sonic BC in exchange for 11,089,368 shares of Company common shares. As a result, the former shareholders of Sonic BC owned a majority of the Company's outstanding stock. Therefore, for accounting purposes, Sonic BC was deemed to have acquired the Company.


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Sonic Systems was founded to commercialize a new acoustic technology for providing emergency traffic signal preemption for fire engines, ambulances and police vehicles. The core technology is a sophisticated and patented software algorithm running on a digital signal processor (DSP) platform, combined with proprietary, directional phased array microphones. Sonic's emergency signal preemption systems are installed in over 25 cities across North America.

Up to December 1, 1999, the Company has been selling only its SONEM 2000 Emergency Signal Preemption System. The Company has extended its core technology to develop specific niche applications, many within the intelligent transportation systems (ITS) market. The result has been a series of new opportunities for Sonic Systems including: in-vehicle siren detection (IVSD); desktop directional microphones; wireless intersection communication solutions; and dedicated short range acoustic communications. The Company has undertaken preliminary development and planning of each of these opportunities.


In view of the Company's strategic focus on wireless technologies, Sonic Systems has decided to do business as Unity Wireless. The Company intends to seek shareholder approval to amend its articles of incorporation to change its name to Unity Wireless Corporation as soon as practicable. The Company is also changing the names of Sonic Integration and Sonic BC to Unity Wireless Integration Corporation and Unity Wireless Systems Corporation, respectively.


The transportation systems market is an example of a mature industry that can benefit from innovation. Recent US government initiatives have provided significant funding for ITS projects, which are intended to move more traffic more efficiently on existing roadways. The societal benefits are enormous, including significant efficiencies for commuters and commerce in general, massive fuel savings with resulting environmental improvements, and increased passenger safety. Also, significant capital savings are achieved by avoiding the construction of new road system capacity.

The ITS market includes everything from synchronized intersection controllers and roadside advisory signs to in-vehicle navigation systems. ITS America, the main industry organization, projects that $209 billion will be invested in ITS between now and 2011. The overall ITS market also includes in-vehicle technology such as directional microphones for navigation and command systems, and in-vehicle siren detection safety equipment.


Sonic Systems plans to grow by identifying specific opportunities, then developing novel technological solutions and entering the market through strategic partnerships with leading providers with an established presence in that market. The Company has used this strategy with its preemption system and its wireless intersection communication products.


As an innovator, Sonic Systems' products enjoy proprietary or first-to-market advantages in their respective markets. Management expects that this position can lead to higher profit margins and the ability to attract leading strategic partners to extend the technology into complementary products.

To complement internally developed technology, Sonic Integration was formed to pursue alliances, licensing agreements and marketing partnerships in the ITS and communications markets. Sonic Integration will earn marketing revenues through these alliances and identify and evaluate new market opportunities, new technologies and new partners. This strategy does not require Sonic Systems to make a substantial initial investment for such projects. Sonic Integration recently opened a regional office in Singapore


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with a resident Regional Manager to pursue revenue and partnership opportunities throughout Asia.

                          PRINCIPAL PRODUCTS & SERVICES


Sonic Systems currently has two products that are being offered commercially: the SONEM Emergency Signal Preemption Systems and a wireless intersection communications device that uses the Company's Multi Purpose Interface Controller
(MPIC). The Company has sold over 100 of its SONEM systems and expects to complete its first sale and installation of the MPIC by the end of the first quarter of 2000.


The SONEM 2000

According to ITS America, from the mid 1980's to 1994 over 6,550 fatalities and over 182,000 accidents involving emergency vehicles resulted in hundreds of millions of dollars paid out in settlements by cities, states and federal agencies.

The Company has developed a novel method of detecting emergency vehicle sirens, and has patented this technology. The SONEM 2000 detects an emergency vehicle's siren as it approaches an intersection. Once the siren has been identified, the SONEM system issues a preempt request to the intersection controller. The controller then acts on this request to provide a green light for the emergency vehicle and turns the other directions red, making the intersection much safer for the emergency vehicle to pass through.

Management believes the SONEM 2000 has two significant advantages over its competitors. First, it is less expensive to install, because it uses the existing sirens on the emergency vehicles; competing products generally require each vehicle to be outfitted with an emitter and/or control switch for the driver. Second, the SONEM 2000 can recognize sirens from any emergency vehicle, not just specially-equipped ones.

The SONEM 2000 has received both Federal Communications Commission (FCC) and National Electrical Manufacturers Association (NEMA) approval, and is marketed through a network of distributors established in North America. As the market matures for this product in the United States and Canada, Sonic Systems will begin to engage additional distributors outside of North America.

MPIC - Wireless Intersection Communications Card

Based on its knowledge of intersection controllers, specifically the specialized computers that control the signal lights, Sonic Systems has developed the MPIC (Multi-Purpose Interface Controller). This multi-purpose communications card allows traffic engineers to send and receive information to and from remote intersections without the expense, delay and disruption associated with constructing a hard-wired connection.

Remote intersection controllers that lack a communications link rely on internal systems to perform various functions, for example,


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the time clock that controls the sequence and timing of each intersection. Since the clock can fluctuate, a series of coordinated intersections can easily become desynchronized, leading to potential traffic problems. The wireless intersection communications card gives traffic engineers the ability to perform the simple task of resetting the clock to the proper time without the need for a site visit. Remote traffic personnel can also accomplish other tasks, such as monitoring power and maintenance conditions.

Sonic Systems' wireless MPIC device uses the "Cellular Digital Packet Data"
(CDPD) infrastructure. CDPD is a "data only" network that works within the current cellular service spectrum of selected wireless service providers. In essence, information (data) sent over the CDPD network is broken into small sections (or packets) and routed through the available, unused portion of an existing cellular voice network using technology similar to the sending of email between computers.


Other traffic applications for the MPIC include: roadside advisories, variable message signs, remote access and gate openers, and industrial controls. Many other alliances are developing for this product, with related products and market applications within and outside of the traffic industry. The Company has received an initial purchase order for 20 units of this product and expects to ship this order before the end of the first quarter of 2000.


Marketing Services


Sonic Integration will perform marketing services for companies that have complementary products in the ITS and wireless communications markets but lack the contacts or marketing resources to reach additional customers. By using the Company's network of contacts, management expects that these client companies will be able to reach new opportunities while Sonic Systems will earn commission revenue with limited capital investment.


                         PRODUCT RESEARCH & DEVELOPMENT

Sonic Systems is currently pursuing additional product opportunities through ongoing research and development. Many of the ongoing R&D projects extend directly from its SONEM and MPIC products. These projects include:

In-Vehicle Siren Detection (IVSD)

Sonic Systems' patented siren detection technology is being developed for use inside a vehicle to alert the driver to a siren long before the siren sound has penetrated the soundproofing of the car or overridden the CD or cell phone. Several prototype devices are being evaluated by a U.S. auto and truck manufacturer for addition to its vehicles as a standard safety device.

Automated Gate Access

Siren detection technology also has application for emergency vehicle access to gated communities and public areas. Many state and municipal jurisdictions are requiring owners of gated areas where the public or employees may be present to provide a quick and reliable method of access for emergency services.


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Current methods of access, such as cardkeys, handheld transmitters, lockboxes and around-the-clock staffing, lack the speed or cost effectiveness of siren operated devices.

Using the same platform as the IVSD prototype coupled to the gate control mechanism provides an effective solution without requiring any special equipment on the part of the emergency service provider (other than the standard siren on their vehicles). Similar products would also allow emergency vehicles to open "barrier gates" along divided freeways, and at airport and industrial sites.

Multi-use Phased Array Microphone

Management believes that one of the largest non-traffic opportunities for the SONEM technology may come from adapting the highly directional microphone to consumer applications. Similar in its basic design, this directional microphone can be used in areas such as voice recognition in computers, automobiles and other potentially voice activated and interactive electronic devices. The Company believes that the new product will provide both a directional corridor and the ability to identify a specific sound in a "noisy" environment not unlike identifying the sound of a siren at an intersection.

MPIC Communications Platforms


Although developed for use in intersections, the MPIC product can be easily re-configured to address a number of wireless data applications. Providing the hardware and software platform to allow for data communications between remote instruments will become a significant focus of Sonic Systems' R&D efforts. The decision to move forward and commercially develop MPIC applications will depend on the available market size of the potential application as well as the Company's ability to attract a strong marketing partner for such application.

Sonic Systems has identified the MPIC communication platforms as the most promising near term product opportunity, and therefore is focusing its research and development efforts in that direction. In the first nine months of 1999, the Company spent approximately $235,000 on MPIC product development, compared to approximately $12,000 in total for the other three acoustic technologies described above.


                                SALES & MARKETING

Sonic Systems' products are represented by several major traffic product distributors in North America. The Company plans to continue to build strategic alliances and partnerships to create a network of distributors and original equipment manufacturers to extend the Company's position in the market. The Company provides the necessary training and market support to facilitate sales, while its partners handle the selling and service duties.


Making products that match customer needs and raising significant barriers to entry through technology and strong partnerships are among the key strategies of the Company. Other strategies are as follows:

KEY ELEMENT - Providing the key element in a system (such as the MPIC card in an intersection) allows the Company to leverage its place in the market. With the MPIC card installed, management expects that additional applications will arise with the potential for new up-grades and follow-on sales for the Company and its distributors and partners.


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MARKETING ALLIANCES & PARTNERSHIPS - The Company intends to create marketing alliances with established suppliers of complementary products to effectively expand the marketing resources of the Company. This strategic model will be employed as future products and applications approach commercialization. Along with Sonic's distributors, the Company intends that such partners will be the frontline sales team, with the Company providing support. With each new product, Sonic will attempt to partner with the leading company selling related products in that particular market. Management believes that these relationships will result in a very rapid introduction to market for new products.



An example of this strategy is the marketing agreement with Safetran Traffic Systems Corporation of Colorado Springs, CO. Safetran will exclusively market in North America the wireless intersection communications card for Caltrans type traffic controllers through its distributors. Safetran Traffic Systems is a leading manufacturer of Caltrans type traffic controllers.


DISTRIBUTION - Sonic Systems' typical distributor sells a number of other products within the ITS and traffic market to state, federal and local municipalities and is in regular contact with the end users of the Company's products. These distributors' products range from traffic controllers to cabinets, poles and signal heads.

TRAINING & PRODUCT SUPPORT - Sonic Systems supplies the necessary brochures, manuals and training tools to its partners and distributors. Sonic Systems intends to take responsibility for training the distributors and partners to properly represent the Company's products. These tasks will be handled by senior management and the Company's regional sales staff, presently located in Texas, Ohio and Singapore.


ACQUISITIONS & LICENSING - The Company is actively looking for strategic acquisitions or licensing opportunities to increase the number of products tailored for Sonic Systems' ITS presence. There are no material acquisitions or licensing opportunities currently pending.


RESEARCH AND DEVELOPMENT - The Company plans to continue an aggressive R&D regime to continue to introduce innovative products for ITS and other applications.

INTERNATIONAL MARKETS - Sonic Integration maintains an international marketing focus with the current emphasis upon intelligent transportation systems projects in Asia. The potential customers include ports, transit agencies and vehicle fleet management companies. Sonic Integration's positioning is two fold: (i) as a co-marketing partner to established companies in North America with weak international presence; and (ii) a marketing channel for small high tech companies that lack marketing strength and know how. By representing its strategic partners, Sonic Integration can present large end-users with alternative purchasing options and take advantage of new business opportunities that may arise.

                            MANUFACTURING & SUPPLIERS


The Company subcontracts its product manufacturing to qualified companies with a history of cost control and quality assurance. This minimizes the need for capital cost expenditures related to electronics manufacturing facilities, minimizes staff and uses specialists in each stage of manufacturing. Alternate contract manufacturers are available should any of its existing contract manufacturers not continue providing services to the Company.


The principal raw materials used in the production of the Company's products are mostly standard, electronic, plastic and hardware components. The Company has experienced difficulties in obtaining raw materials and reduces supply risk by using alternate suppliers.


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                                   COMPETITION

Competition exists in the emergency signal preemption and intersection communications markets. Sonic Systems prices its products competitively and provides technically advantageous solutions with increased functionality for customers. Product differentiation is based on technology, first-to-market strategy, and strong marketing partnerships with market leaders.

SONEM 2000 COMPETITORS

While the Company expects to encounter significant competition, management believes that the SONEM 2000 System has distinct competitive advantages over the competitive systems listed below.

Strobe Based Preemption


Strobe based preemption is the most widely installed method of preemption, constituting approximately 80-90% of the market. This type of system requires that each emergency vehicle be fitted with a special strobe emitter, requiring additional investment in order to use the preemption system. A strobe based system also needs constant cleaning of the strobe detectors in the intersections. Since it is an optical system, line of sight is needed and therefore buildings, trees and rain or snow can cause the system to fail. Sonic's SONEM 2000 system works with all siren types eliminating the need to retrofit vehicles. Also since the preemption is signaled acoustically, line of sight or weather conditions have little effect on performance, and detector maintenance is minimized.


Siren Based Preemption

Another of Sonic's competitors uses a similar approach to siren detection as the SONEM, however their system can only detect one of the three common types of sirens, and only above ambient intersection noise. Sonic's SONEM system can detect all sirens and do so below ambient intersection noise.

RF (Radio Frequency) Based Preemption

This type of system requires a transmitter in the emergency vehicle as well as a receiver at the intersection and must be manually triggered by the driver of the emergency vehicle. This installation is expensive as each emergency vehicle must be fitted with an additional radio or transponder to activate the preemption, plus the receiver at the intersection. Again, Sonic's system obviates the need for vehicle upgrades as well as the physical need for the driver to preempt the signal.

MPIC INTERSECTION COMMUNICATION CARD COMPETITORS


Presently, management believes that there are no direct competitors to Sonic's CDPD-based MPIC products for traffic control. Indirect competitors fall in three main categories: (i) Other wireless solutions, (ii) Wireline solutions provided by the telephone companies, which are the most common form of intersection communication, and (iii) Wireline solutions provided by a municipality.



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Other Wireless Solutions

There are two types of wireless solutions commonly used in traffic control. Spread Spectrum (SS) radio has been tried by many municipalities, but it has many challenges. To install a SS system, a municipality purchases and installs its own base station, then puts transceivers at each remote location. This is a relatively expensive technology, and one with which most traffic engineers are not familiar. Spread Spectrum uses unlicensed (i.e. uncontrolled) radio frequencies, therefore these systems require regular adjustment as radio noise and interference change in any given environment over time.

Advanced Mobile Phone Services (AMPS) cellular uses the regular cellular telephone voice channels for data. The dialup nature of voice lines means that each data transmission must be preceded by the overhead of placing the call and getting connected, and then the user is charged for the time connected regardless of whether data is being transmitted. An advantage of CDPD is that the data is sent through the available, unused portion of the cellular network in small packets - an inexpensive and usually flat-rated solution.

Public Wireline Solutions

Most municipalities use at least some telephone-based wireline connections (a modem at the source and a modem at the remote destination, connected by the public phone network). These systems are either of the dedicated or dialup type. Dedicated lines typically cost from $80 to $200 per month, plus the cost of the modem at each end. Dialup lines are usually about $35 per month, and, like the AMPS cellular approach, impose a significant overhead and connection latency for each use.

In some cases, municipalities use fiber-optic based public networks, which can be much more expensive to install.

Private Wireline Solutions

It is also possible for municipalities to install their own landlines. These systems function much the same as the dedicated public phone lines, but trade the monthly cost for a higher initial cost. Typical installation costs for trenched lines are in the range of $8 to $40 per foot. In some terrains, it is not practical to install wireline connections at any cost.

                              INTELLECTUAL PROPERTY

Sonic Systems owns the following domestic and foreign patents:

---------------------------- ----------------------- --------------------------- ----------------------------
          Country                  Patent No.               Patent Name                  Issue Date
---------------------------- ----------------------- --------------------------- ----------------------------
USA                          4,864,297               Siren Detector (analog)     September 5, 1989
---------------------------- ----------------------- --------------------------- ----------------------------
Canada                       1,322,586               Siren Detector (analog)     September 28, 1993
---------------------------- ----------------------- --------------------------- ----------------------------
Europe                       318,668                 Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
France (PCT Patent)          318,668                 Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
Germany (PCT Patent)         69411195.3              Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------


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

---------------------------- ----------------------- --------------------------- ----------------------------
          Country                  Patent No.               Patent Name                  Issue Date
---------------------------- ----------------------- --------------------------- ----------------------------
Italy (PCT Patent)           318,668                 Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
Spain  (PCT Patent)          ES2011597T3             Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
United Kingdom (PCT Patent)  318,668                 Siren Detector (analog)     January 8, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
Australia                    681380                  Siren Detector (digital)    December 18, 1997
---------------------------- ----------------------- --------------------------- ----------------------------
USA                          5,710,555               Siren Detector (digital)    January 20, 1998
---------------------------- ----------------------- --------------------------- ----------------------------
New Zealand                  262,083                 Siren Detector (digital)    September 8, 1998
---------------------------- ----------------------- --------------------------- ----------------------------
Singapore                    49839                   Siren Detector (digital)    December 21, 1998
---------------------------- ----------------------- --------------------------- ----------------------------
Europe                       748,494                 Siren Detector (digital)    June 17, 1998
---------------------------- ----------------------- --------------------------- ----------------------------

The Company has also filed PCT Applications for its digital siren detector in Japan, China, and Canada.


Sonic Systems has been granted the trademarks "We Hear the Future Now-TM-", "Sonic Solution-TM-", and "Sonic Systems Corporation-TM-". Sonic BC registered these trademarks in Canada in 1997. The Company has also been using the unregistered trademark "SONEM 2000-TM-" since 1997, which Sonic BC did not register due to resource constraints. As a result of the current strategy of diversification into wireless and other products, the Company does not intend to formally register this trademark.


                           SERVICE & PRODUCT WARRANTY

The Company offers a standard warranty on each product it sells. The warranty covers parts and labor for a fixed period, either 1 year, 2 years or 5 years, depending on the product and application.

Before product is returned for warranty repairs, the customer (or distributor) must receive a "Returned Material Authorization" (RMA) number from the Company, and then return the goods freight prepaid, and identified with the RMA number. After repairs, the unit will be returned by the Company freight prepaid, and the repaired unit will be warranted for the remainder of the original warranty period or for one year from the repair date, whichever is longer.

The Company's warranty specifically excludes any and all liabilities for "special, incidental, direct, indirect, or consequential damages or expenses whatsoever" arising from the functioning or use, or inability to use, the products. The warranty is void if the product has been improperly installed, subjected to abuse or negligence, or tampered with. State laws may limit the Company's ability to limit its liability or exclude certain types of damages.

                              GOVERNMENT REGULATION

Sonic Systems may be required to obtain regulatory approvals in the US and other countries prior to the sale or shipment of products. In certain jurisdictions, such requirements may be more stringent than in the United States. Many developing nations are just beginning to establish safety, environmental and other regulatory requirements, which may vary greatly from U.S. requirements.


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In general, regulatory certifications of interest fall into three categories:
Safety, Usability and Spectrum Control.

Safety regulation standards include U/L (Underwriter Laboratories) and CSA (Canadian Standards Association) in North America, and CE (European standard specification) in Europe. These sets of regulations specify strict safety requirements for products. The Company's products are currently designed to U/L and CSA specifications.

Usability regulations include, in North America, both NEMA (National Electrical Manufacturers Association) and CalTrans. NEMA is a functional specification, including operating environment (temperature range, humidity, shock and vibration, etc.) for equipment in NEMA-style traffic controller markets; CalTrans is a hardware compatibility specification for equipment operating in CalTrans-style traffic controller cabinets. Other usability requirements may need to be met in jurisdictions outside North America. Sonic Systems has tested its products to, and met, both NEMA and CalTrans equipment specifications.

Spectrum control in North America is regulated by the FCC (Federal Communications Commission) in the US, and by the DOC (Department of Communications) in Canada. These agencies allocate and regulate the use of bandwidth in the electromagnetic spectrum, covering all wireless communications equipment, as well as any electrical or electronic equipment which may radiate electromagnetic energy which could interfere with other equipment. Other spectrum control requirements may need to be met in jurisdictions outside North America.

                             MANAGEMENT & EMPLOYEES


Sonic Systems' senior management team has proven experience in exploiting opportunities available to development stage companies and the Company's technical team is proficient in wireless and acoustic technologies. Employees and management have a commitment to help create and in turn share in the success potential of the Company. Currently each holds stock and/or options with future vesting dates and relatively high exercise prices to encourage continued commitment and focus for several years. As of December 1, 1999 the Company had 15 full-time employees and 7 contract or part-time employees. The employees are not represented by a collective bargaining agreement and the Company considers its relationship with its employees to be good.


                                  RISK FACTORS

Readers should carefully consider the risks described below before deciding whether to invest in shares of the Company's common stock.

If the Company does not successfully address any of the risks described below, there could be a material adverse effect on the Company's business, financial condition or results of operations, and the trading price of the Company's common stock may decline and investors may lose all or part of their investment.


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The Company cannot assure any investor that it will successfully address these risks.

ADDITIONAL FINANCING REQUIRED



Management projects that the Company will need approximately $2.5 million in additional capital to sustain operations through fiscal year 2000. There is no assurance that sufficient additional financing will be available to the Company, or that, if available, the financing will be on terms acceptable to the Company. If additional funding is not obtained in the very near future, it may be necessary for the Company to suspend operations.


There is no assurance that the Company's estimate of its reasonably anticipated capital needs is accurate or that new business developments or other unforeseen events will not occur that will result in the need to raise additional funds. In the event that Sonic Systems cannot raise needed capital, it will have a material adverse effect on the Company.


GOING CONCERN OPINION OF AUDITORS IN 1998 REPORT


In the audit opinion for the year ended December 31, 1998, the Company's independent auditors opined that the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. This opinion resulted from the Company's lack of financial resources to sustain the expected continued losses from operations throughout 1999. Although the Company has raised sufficient financing to continue operations to date, it expects to sustain continued losses from operations and does not have the financial resources to continue operations for the next 12 month period. The presence of such an opinion may make it difficult for the company to obtain financing for its continued operations and to continue to attract or maintain customers, suppliers, or strategic partners. If Sonic Systems cannot attract or maintain such financing and/or such relationships, it will have a material adverse effect on the Company.


POSSIBLE LOSS OF ENTIRE INVESTMENT

Given the Company's continued need for additional capital, the Company's stock involves a high degree of risk, and should not be purchased by any person who cannot afford the loss of the entire investment. A purchase of the Company's stock is currently "unsuitable" for a person who cannot afford to lose his entire investment.

The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next few years, while it develops additional technologies and products. There is no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future or that it will generate sufficient cash flow to service any debt requirements.

NO PUBLIC MARKET FOR COMMON STOCK

The Company's Common Stock is quoted on the OTC electronic bulletin board. Management's strategy is to develop a public market for its Common Stock by soliciting brokers to become market makers of the Company's Common Stock. To date, however, the Company has solicited only a limited number of such securities brokers to become market makers. There can be no assurance that a stable market for the Company's Common Stock will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company's Common Stock will continue to be highly illiquid, sporadic and volatile. These securities should not be purchased by anyone who cannot afford the loss of the entire investment.


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The Company is required to maintain status as a "reporting" issuer under the
Securities Exchange Act of 1934 (the "34 Act"), in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Company fails to continue to be a reporting issuer, management may encounter difficulty in maintaining or expanding a trading market in the near term, if at all, and shareholders may not be able to sell their shares in the public market. While management currently intends to maintain status as a "reporting" issuer under the 34 Act, there can be no assurance that the Company can or will maintain such status.


PENNY STOCK REGULATION

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. Sonic Systems' Common Stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

SHARES ELIGIBLE FOR FUTURE SALE

Approximately 9,600,000 shares of restricted Common Stock became eligible for sale under Rule 144 on approximately December 11, 1999. In addition, 2,500,000 shares of restricted stock are currently held in escrow. The shares in escrow will be released and eligible for sale under Rule 144 on the following schedule:
720,000 shares on December 11, 1999, 180,000 shares to be released quarterly starting March 11, 2000 and ending June 11, 2001; 420,000 shares to be released on June 11, 2000 and 70,000 shares to be released quarterly starting September 11, 2000 and ending June 11, 2001. Of all shares eligible for sale as of December 11, 1999, 2,705,385 are held, as a group, by the Company's officers and directors and one shareholder who owns, directly and indirectly, more than 5% of the Company's shares. Although there is no assurance or agreement that these holders will not sell any of their shares, management believes that they intend to retain most if not all of their holdings for the near future. If a substantial number of these shares were to be offered for sale or sold in the market, the market price of the Common Stock likely would be affected adversely.

POSSIBLE ISSUANCE OF ADDITIONAL SHARES IN THE FUTURE

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. The Company's Board of Directors has the power to issue any or all of such shares that are not yet issued without stockholder approval. The Company's Board of Directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company's Common Stock. If the Company does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Company.

ABSENCE OF DIVIDENDS; DIVIDEND POLICY

Sonic Systems has never paid dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The declaration and payment of dividends by Sonic Systems are subject to the discretion of the Company's Board of Directors. Any determination as to the payment of dividends in the future will depend upon results of operations, capital requirements, restrictions in loan agreements, if any, and such other factors as the Board of Directors may deem relevant.

STOCK OPTIONS

The Company has adopted a stock option plan authorizing up to 5,000,000 options. The Company has options for approximately 2.4 million shares of common stock issued and outstanding as of December 1, 1999, at an exercise price of US$1.00 per share for all but 10,000 shares with a US$ 2.53 exercise price. The existence of below market options could adversely affect the market price of the Company's Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing.

Exercise of any such options will result in dilution to the proportional interests of shareholders of the Company at the time of exercise, and, to the extent that the exercise price is less than the book value of the Common Stock at that time, to the book value per share of the Common Stock.

LACK OF PRIOR OPERATIONS AND EXPERIENCE

The Company has minimal revenues from operations and has no significant tangible assets. Accordingly, there can be no assurance that the Company will operate at a profitable level. Sonic Systems' business involves the development, manufacture and marketing of novel products in the ITS and wireless communication industries, initially in the emergency traffic preemption market. There can be no assurance that the Company's future financial forecasts will be met. Future development and operating results will depend on many factors, including the completion of developed products, demand for the Company's products, level of product and price competition, success in setting up and expanding distribution channels, and whether the Company can develop and market new products and control costs. In addition, the Company's future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the technology industry, which is characterized by intense competition, rapid technological change, and significant regulation.

NEED FOR EXPERIENCED MANAGEMENT AND KEY EMPLOYEES/LIMITED EXPERIENCE OF SENIOR MANAGEMENT


Senior management brings a wide variety of experience in successfully establishing and growing other companies. While management has limited experience with the Company's new technologies specifically, Sonic's technical personnel are proficient in both wireless and acoustic technologies. Sonic Systems is a growing company dependent upon the services of certain management and technical personnel, particularly Peter McConnell, Tom Dodd and Mark Godsy. The loss of any one of their services, or an inability to recruit and retain additional qualified personnel, could have a material adverse effect on the Company. Sonic Systems has no plans at present to obtain key person life insurance for its officers and directors.



SUBSTANTIAL COMPETITION

The communications and traffic control industry is characterized by rapidly evolving technology and intense competition. Sonic Systems will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial and operational resources than the Company. There can be no assurance that the Company will be able to successfully compete. There can be no assurance that the Company's competitors will not succeed in developing products or competing technologies that are more effective or more effectively marketed than products marketed by Sonic Systems, or that render the Company's technology obsolete. Earlier entrants into a market often obtain and maintain significant market share relative to later entrants. The Company believes that an increasing number of products in the market and the desire of other companies to obtain market share will result in increased price competition. Price reductions by the Company in response to competitive pressure could have a material, adverse affect on Sonic Systems' business, financial condition, and results of operation.

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

The Company's success will depend in part on its ability to maintain and obtain patent protection for its products and processes, to preserve its trade secrets and proprietary technology, and to operate without infringing upon the patents or proprietary rights of third parties in both the United States and other countries. No assurance can be given that with respect to any patents issued or pending, the claims allowed are or will be sufficiently broad to protect the key aspects of the Company's technology, or that the patent laws will provide effective legal or injunctive remedies to stop any infringement of the Company's patents. There can be no assurance that such patent protection will withstand challenge. Furthermore, the possibility exists that the Company could be found to infringe on patents held by others. The Company may have to go to court to defend its patents, to prosecute infringers, or to defend itself from infringement claims by others. Patent litigation is expensive and time consuming, and can be used by well-funded adversaries as a strategy for depleting the resources of a small company such as the Company. There is no assurance that the Company will have sufficient resources to successfully prosecute its interests in any litigation that may be brought.


Sonic BC has filed applications for patent and trademark protection of some of its intellectual property in the United States Patent and Trademark Office and certain patents have been granted. Although the Company is not aware of any disputes with respect to any of its intellectual property and is not involved in any litigation, the possibility exists that the Company or its subsidiaries could be found to infringe on patents, service marks, trademarks or copyrights held by others. The Company's or its subsidiaries' use of trademarks, service marks, tradenames, slogans, phrases and other expressions in the course of its business may be the subject of dispute and possible litigation. There can be no assurance that the Company or its subsidiaries will be able to continue to use their current tradename and marks. Any changes could result in confusion to potential customers and negatively affect the Company's business.


DEPENDENCE ON SUPPLIERS AND THIRD PARTIES

The Company will rely on certain outside suppliers for certain components and/or the assembly of the Company's products. There can be no assurance that component parts or materials or services obtained from outside suppliers will continue to be available in adequate quantities. The failure to obtain sufficient quantities of such materials or parts or such services could have a material adverse affect on the Company's business, financial condition and results of operations.

The Company is a small enterprise and has yet to establish substantial internal management, personnel and other resources. The Company depends substantially upon third parties for several critical elements of its business including, among others, promotion and marketing, technology and infrastructure development and distribution activities.

NEED FOR COMPLEX GLOBAL MARKETING AND SALES

The successful execution of the Company's business plan entails marketing, brand development and sales on a global basis. There is no guarantee that the Company will be successful in managing such a complex strategy of marketing and sales to effect a reasonable penetration of its technologies into its target markets on a timely basis.

NEED FOR FUTURE STRATEGIC PARTNERSHIPS

The successful execution of the Company's business strategy is dependent upon enlisting a number of Strategic Partners globally, regionally, and nationally in order to assist in a focused marketing effort and to provide financial strength. There is no assurance that the Company will be successful in developing such strategic partnerships on a timely basis or in developing enough strategic partnerships to successfully market the Company's technologies and products globally, in spite of early indications of promise in various locations.

ACCEPTANCE OF COMPANY'S TECHNOLOGY; CREATION OF NEW MARKET

There can be no assurance that the Company`s technology will be adopted, that its technology will be incorporated into products, or that products based on this technology will be marketed successfully. In addition, there can be no assurance that the Company's technology will be adopted widely as an industry standard even if products based on its technology have been introduced successfully to the market place.

The markets for the Company's technologies and products have only recently begun to develop. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the markets for the Company's technologies and products are new and evolving, it is difficult to predict the future growth rate, if any, and size of this market. There is no assurance either that the markets for the Company's technologies and products will emerge or become sustainable. If the markets fail to develop, develop more slowly than expected or becomes saturated with competitors, or if the Company's technologies and products do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition will be materially and adversely affected.

UNCERTAINTY OF NEW PRODUCT DEVELOPMENT

The Company has not yet released commercial versions of some of its technologies and products. Substantial additional efforts and expenditures to enhance their capabilities are critical to commercial viability. Accordingly, no meaningful revenues have been generated to date.

PRODUCT WARRANTY

The Company's products are relatively new to their respective markets and lack extensive field operating experience. While the Company has tested its products for failure in certain circumstances, there can be no assurance that the Company's products will continue to operate satisfactorily after sustained field use. If a substantial number of products are returned and accepted for warranty replacement, as outlined in "Service & Product Warranty," the cost to Sonic Systems could have a material adverse effect on the Company's business.

PRODUCT LIABILITY

The Company sells its SONEM and MPIC devices primarily for use with traffic control equipment located at intersections. Other products are also targeted for use in traffic. If the Company's products fail to perform properly, significant personal injury, property damage or death could arise from traffic accidents resulting from such failure. Although the Company maintains product liability insurance, there is no assurance that the amount of coverage will be sufficient in the event of a claim, or that coverage will continue to be available to the Company on reasonable terms and conditions or at all.

FAILURE TO MAINTAIN TECHNOLOGICAL ADVANTAGES/RISK OF OBSOLESCENCE

The Company is dependent upon what it perceives as technological advantages of its products and its ability to maintain patent and trade secret protection for its products. There can be no assurance that the Company will be able to obtain or to maintain such advantages; failure to do so would have substantial adverse consequences to the business of the Company.

Technological obsolescence of the Company's technologies and products remains a possibility. There is no assurance that the competitors of the Company will not succeed in developing related products using similar processes and marketing strategies prior to the Company, or that they will not develop technologies and products that are more effective than any which have been or are being developed by the Company. Accordingly, the ability for the Company to compete will be dependent on timely enhancement and development of its technologies and products as well as the development and enhancement of future products. There is no assurance that the Company will be able to keep pace with technological developments or that its products will not become obsolete.



FOREIGN CURRENCY EXPOSURE

The Company is exposed to fluctuations in foreign currencies relative to the U.S. dollar because it collects revenues in U.S. and Canadian dollars and incurs costs in foreign currencies, primarily the Canadian dollar. As the Company expands its operations, it may begin to collect revenues from customers in currencies other than the U.S. or Canadian dollar. The Company does not currently engage in any hedging activities.

                                   ITEM 2 -
           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the financial statements and notes appearing elsewhere in this registration statement.

OVERVIEW


The Company is in the business of developing and manufacturing specialized communications and traffic control products that use the acoustic spectrum as well as traditional wireless channels. The Company also markets products and systems for the intelligent transportation systems industry on behalf of other manufacturers on an agency basis. Except for a sale to a single customer in 1997 and revenue from a contribution agreement with a Canadian government agency in 1997 to 1999, the Company's traffic signal priority system has accounted for all revenues earned in 1997, 1998, and the first nine months of 1999. Management expects that wireless communication products will become a dominant proportion of revenue in future years.

The Company is the successor to M & M International Realty, Inc., a Florida corporation, which effected a reincorporation as a Delaware corporation by a merger with the Company on December 1, 1998. The Company acquired Sonic B.C. on December 11, 1998, through a British Columbia subsidiary, 568608 B.C. Ltd., formed for the purpose of the acquisition. In July 1998, Sonic BC acquired 321373 B.C. Ltd., formerly known as Tekedge Development Corporation ("Tekedge"), in order to consolidate a royalty agreement with Tekedge. The royalty agreement provided that Sonic BC pay Tekedge 15% of gross revenues from the sale of any products based on assets and intellectual property acquired from Tekedge in 1995. The royalty rate was reduced retroactively to 3.5% in June, 1998. In August 1999, the Company formed a second subsidiary, Sonic Integration Inc., to perform agency marketing and systems integration activities.

The Company (including Sonic BC) has incurred net losses since it became active in July, 1995. Losses resulted from low initial sales of the Company's traffic signal priority system combined with startup manufacturing activity and engineering and development costs relating to product improvement and new technologies. In 1998 and early 1999, the Company prepared for growth that was anticipated from increased sales volume through newly developed distribution channels. During this period expenses increased due to additional management and marketing expenses, and costs associated with the setup of an office in Seattle. In the first quarter of 1999 the Company also took advantage of volume pricing to build inventory in anticipation of these increased sales.

In the first and second quarters of 1999, the Company did not achieve its desired sales volumes. In response, the Company deferred manufacturing of additional product, reduced expenses through elimination of telemarketing activities and restructuring of senior management positions, and moved the Seattle office to more economical space. The Company also refocused engineering and development activities toward wireless communication products for traffic control in response to indications of strong demand in that segment of the transportation industry. Management believes that the successful demonstrations of a traffic controller communications product and the formation of strategic alliances for marketing and distribution with intelligent transportation systems industry members in the second and third quarters of 1999 will have a positive impact on future sales.

RESULTS OF OPERATIONS

(All amounts are in US dollars unless otherwise stated)

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

Sales increased by 22%, or $36,792, to $206,500 in the first nine months of fiscal 1999, compared to $169,708 in the corresponding fiscal 1998 period. This increase was due primarily to a higher level of sales of the Company's SONEM 2000 traffic signal priority system, and to a foreign exchange gain of $26,765.

Cost of goods sold decreased by 20%, or $66,319, to $261,812 in the first nine months of fiscal 1999, compared to $328,131 in the corresponding fiscal 1998 period. During the first quarter the Company increased production in anticipation of higher sales of its SONEM 2000 traffic signal priority system. However, as it became evident that these sales would not materialize at the expected levels, production was severely reduced and then stopped altogether. Inventory increased as the result of both the first quarter production activity, and the ordering of parts that were expected to be needed in the second quarter. Production department direct labor and overhead expenses were capitalized to finished goods inventory, which led to the decrease in production expenses charged against income.

Research and development expenses increased by 70%, or $156,531, to $380,873 in the first nine months of fiscal 1999, compared to $224,342 in the corresponding fiscal 1998 period. In the second and third quarters of 1999 the Company responded to a growing market interest in wireless communication products in the traffic industry by accelerating development of its MPIC traffic controller communication product.

Sales and marketing expenses increased by 41%, or $105,660, to $363,713 during the first nine months of fiscal 1999, compared to $258,053 in the corresponding fiscal 1998 period. As part of an initiative to achieve higher sales of its traffic signal priority product, the Company hired two additional sales managers in October 1998 and April 1999. In addition, the Company hired a business development executive in April of 1998 to pursue opportunities for new and existing products in the intelligent transportation industry and in international markets.

General and administrative expenses increased by 28%, or $166,036, to $757,552 during the first nine months of fiscal 1999, compared to $591,516 in the corresponding fiscal 1998 period. During this period, the Company incurred higher legal, consulting, and travel costs related primarily to the pursuit of new financing and its status as a publicly traded entity. Travel costs rose by $70,659, accounting and legal costs by $66,416, and consulting by $39,092. Employment expenses decreased by $35,694 due primarily to the higher level of management incentive awards in 1998. In addition, the Company opened an office in Seattle in April, 1999, which was subsequently relocated to more economical space in August, 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

In 1998, sales increased by 17%, or $52,703, to $362,510 from $309,807 in 1997.
This increase was due primarily to a higher level of sales of the Company's traffic signal priority system, and to an increase in receipts under a research and development contribution agreement with the Canadian Transportation Development Centre. A large proportion (81%) of 1997 sales resulted from the sale of a weather warning system combined with traffic signal priority systems to the city of Batesville, Arkansas. In 1998, 27% of sales were to a different single customer.

In 1998, cost of goods sold increased by 84%, or $239,271, to $525,660 from $286,389 in 1997. During 1998 the Company made a number of improvements to the design of its traffic signal priority system, including the use of phased array microphones and improvements to its siren detection algorithm software. The resulting improved performance of its product led the Company to take the initiative to upgrade several strategically important installed locations at no charge to the customer. In addition, the Company provided a high level of on site support to customers and distributors, in order to optimize product performance in specific intersection configurations and thereby to encourage adoption of this relatively new technology. The Company also incurred increased production expenses to develop large scale manufacturing processes, to evaluate contract manufacturers, and to begin production at the selected contract manufacturer. These costs, combined with the low level of sales, produced a gross margin of ($163,150) in 1998 compared to $23,418 in 1997.

In 1998, net research and development expenses increased by 6%, or $14,965, to $248,192 from $233,227 in 1997. The Company recorded a Canadian investment tax credit of $93,048 in 1998 and $106,183 in 1997. Total R&D expenses therefore increased by less than 1% to $1,830 to $341,240 in 1998 from $339,410 in 1997.
Contributions to research and development expenses from the Transportation Development Centre in both 1998 and 1997 were recorded as revenue as stated above.

In 1998, marketing expenses increased by 43%, or $116,937, to $386,674 from $269,737 in 1997 as the Company expanded its marketing effort and signed up several U.S. distributors for its traffic signal priority product. During 1998 the Company hired additional marketing executives and a sales manager. The Company also increased its presence at trade shows, increased its telemarketing support, and installed additional field demonstration systems.

In 1998, general and administrative expenses increased by 151%, or $553,005, to $918,289 from $365,284 in 1997. This increase was primarily due to increases in compensation expense ($320,392), accounting and legal expenses ($80,041), consulting expenses ($69,735), and interest expenses ($38,469). Compensation expense increased primarily due to the award of performance shares and stock options to management during 1998, and by the addition of a staff executive and other support staff in late 1997 and early 1998. Accounting and legal expenses were higher due to the acquisition activity in 1998. Consulting expenses increased due to increased investment relations and recruitment costs, and interest expenses were incurred primarily as the result of a credit facility established by Sonic BC (see Liquidity and Capital Resources).

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has been dependent on investment capital as its primary source of liquidity. Sales of the Company's current and earlier versions of its SONEM 2000 traffic signal priority product have provided insufficient cash flow to sustain operations. The Company had an accumulated deficit at September 30, 1999 of $4,945,991.


As of December 1, 1999, the Company's accounts payable were in excess of its available cash and accounts receivable. The Company anticipates an increased level of sales for the fiscal 2000 year, particularly in its wireless products, however management expects that these sales will be insufficient to fund operations during the year. Financing will also be needed for increased working capital primarily to fund increased accounts receivable caused by the higher level of sales compared to the previous year. Also, the Company will require capital for continued product research and development. The Company estimates it will need approximately $2,500,000 in additional capital to sustain operations through fiscal 2000. The Company is seeking to complete a private placement or placements of additional shares of stock in the immediate future in order to raise at least an additional $2,500,000 of capital. No assurance can be given that the Company will be successful in raising the required amount of capital either in a lump sum, or on a timely basis so that cash is available when needed for operations.

The Company's cash position at December 31, 1998 was $256,524, an increase of $65,509 from $191,015 at December 31, 1997. During the twelve months ended December 31, 1998 net cash used in operating activities was $1,719,716 primarily due to the net loss of $1,716,305.

Net cash from financing activities of $858,883 was derived principally as the result of a private placement by Sonic BC in the second quarter of 1998. Additionally, $198,496 was received from loans payable, primarily from a credit facility at the Company's bank.

In the fourth quarter of 1998 the Company received gross proceeds of $975,000 from a private placement of common shares. On December 11, 1998 the Company acquired Sonic BC, which was accounted for as a reverse acquisition. The gross proceeds of the fourth quarter financing became available for operations, and appears as an investing activity. The Company acquired property and equipment for $23,661, and increased its investment in intellectual property by $35,878.

During the first nine months of fiscal 1999, the Company's cash position decreased by $221,226 to $35,298 on September 30 from $256,524 on December 31, 1998. Net cash used in operating activities was comprised basically of a loss of $1,557,450 during the period. In addition, inventories increased by $422,890 as the result of higher production activity in the first quarter that was not met by an expected sales increase in the first and second quarters of 1999. The September 30, 1999 inventory level of $623,741 is composed of $140,831 in raw materials and $482,910 in finished goods. The finished goods category includes $240,230 in field demonstration units or field located inventory that was shipped to distributors in anticipation of future sales. Also, an estimated $93,809 of raw materials and $33,994 in finished goods was held at a contract manufacturer's facilities pending settlement of amounts owed to the manufacturer. During the fourth quarter of 1999 the Company shipped the field inventory, other than installed demonstration units, back to Sonic BC storage facilities. Also, a settlement with the contract manufacturer released the held inventory which the Company also shipped to its facilities. A yearend review of the inventory now located at the Company's facilities is in progress to identify any obsolete items or any items with limited resale potential.


Also during this period, accounts payable increased by $368,727 as a source of financing for the inventory increase. When sales of the Company's traffic signal priority product did not materialize at the expected level in the third quarter of 1999, the Company requested and achieved reductions and postponements in amounts due from trade creditors in October and November of the current year. In the second and third quarters of 1999, the Company also reduced operating expenses by postponing further manufacturing activity, through reductions of 6 full time staff at the executive, marketing and operations levels, and by relocating the Seattle office to more cost effective space.


The agreement leading to the acquisition of Sonic BC provided for a share for share exchange plus issuance of an additional 2,500,000 shares which were distributed among the former Sonic BC shareholders, employees and directors as determined by the former board of directors of Sonic BC. As a result of the exchange, the former Sonic BC shareholders held approximately 56% of the then issued and outstanding stock of the Company. The share exchange agreement also included a provision that the Company would use best efforts to raise gross proceeds of $1,500,000 in equity financing in 1999. This undertaking was secured by a pledge of 5,000,000 shares of common stock by certain shareholders of the Company, which were forfeitable on a pro-rata basis to the extent such proceeds were not raised. As a result, the Company received gross proceeds of $1,020,000 from a placement of 340,000 common shares in July of 1999 and $480,000 from a placement of 160,000 common shares in October of 1999. Net proceeds from these placements were $1,350,000. These net proceeds were used to repay loans of approximately $918,000 in the third quarter and $432,000 in the fourth quarter. All material terms and conditions of the share exchange have been completed or fulfilled.


In November, 1999 the Company issued 350,000 shares in consideration of $175,000. In December, 1999 the Company issued 142,857 shares in consideration of $100,000.


Sonic BC had a credit facility comprised of three segments: a demand operating loan of $Cdn 100,000 ($US 65,220) at an interest rate of prime plus 2%, a demand reducing loan available under the Canadian Western Economic Diversification IT&T Program of $Cdn 500,000 ($US 326,100) at an interest rate of prime plus 3%, and a tax credit financing facility of $Cdn 100,000 ($US 65,220) at an interest rate of prime plus 2%. At September 30, Sonic BC had an outstanding balance of $138,704 ($Cdn 203,985) on its demand reducing segment, and no balance on the other two segments. The bank has reviewed the Company's financial position and in October 1999 offered an amended loan agreement continuing the demand reducing loan at an interest rate of prime plus 6%, and discontinuing the other two segments. In July, 1999 the Company commenced principal repayments of the demand reducing loan at the rate of $3,490 ($Cdn 5,200) per month. These payments will continue under the proposed amended loan agreement.


The Company made further investments of $49,263, primarily in intellectual property, during the first nine months of 1999.



INFLATION

The Company does not believe that inflation has had a significant impact on its consolidated results of operations or financial condition. However, the Company has recently experienced some significant price increases for certain components that are used in the wireless industry.

YEAR 2000 READINESS

Computers, software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue." The Company has analyzed the Year 2000 readiness issues related to its computer systems and determined that all systems critical to managing the business are Year 2000 compliant and its customer service systems are also Year 2000 compliant.

The Company has identified its critical component and service providers, has contacted each such vendor to assess that vendor's Year 2000 readiness, and has completed a review of those vendors that have responded. Because the Company is relying on information provided to it by third parties to assess the year 2000 readiness of such vendors, the Company cannot provide assurances that all of its critical vendors are or will be Year 2000 ready. Therefore, the Company cannot provide assurances that the Company will not be adversely affected by the Year 2000 change.

The Company has analyzed the Year 2000 readiness status of the products it manufactures. The Company's product offerings meet Year 2000 readiness standards. The Company's Year 2000 readiness program applies only to the hardware manufactured by the Company. Although the Company has attempted to ascertain the year 2000 status of third party software or components loaded on or distributed with the Company's products, it does not and cannot guarantee the Year 2000 status of any software or components provided by third parties.

The Company expects that the total costs of its Year 2000 readiness program will not be material to its financial condition or results of operation. All costs are charged to expense as incurred and do not include potential costs related to any customers or other claims or the cost of internal software and hardware replaced in the normal course of business.

The Company believes that the most likely worst case scenarios would involve the interruption of crucial suppliers as a result of infrastructure failures or third party vendor failures. As a result, the Company has developed contingency plans that will address each of the most likely worst case scenarios. These plans consist in part of identifying alternative sources of critical components.

The Company believes that it is taking appropriate steps to assess and address its Year 2000 issues and currently does not expect that its business will be adversely affected by Year 2000 issues in any material respect. Nevertheless, achieving Year 2000 readiness is dependent on many factors, some of which are not completely within its control. Should either the Company's internal systems and devices or the internal systems and devices of one or more critical vendors fail to achieve Year 2000 readiness, the Company's business and its results of operations could be adversely affected. There can be no assurance that the Company or its business will not be adversely impacted by any year 2000 problems that may be experienced by its customers, suppliers, dealers, distributors, regulators or others.

                              ITEM 3 -
                       DESCRIPTION OF PROPERTY

The Company currently leases 3,040 square feet of office, research and development, and production space at Suite 101 - 1520 Rand Avenue, Vancouver, British Columbia, Canada. The lease for the premises expires on March 31, 2000 and currently provides for annual net lease payments of Cdn$ 9.32 per square foot. The Company intends to renew this lease upon expiry and has commenced discussions with the landlord in that regard. Should the Company and the landlord not agree on renewal terms, management believes that alternative space is readily available in the Greater Vancouver area.


For its head office, the Company shares space with a compatible business located at 777 - 108th Avenue NE, Suite 1700 Bellevue, Washington 98004.


The Company rents warehouse space as needed on a month to month basis. It is currently spending Cdn$ 300 per month on such space, located in Richmond, British Columbia.

The Company does not currently maintain any investments in real estate, real estate mortgages or persons primarily engaged in real estate activities, nor does it expect to do so in the foreseeable future.

                               ITEM 4 -
  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL  OWNERS AND MANAGEMENT


The following table sets forth certain information regarding the beneficial ownership of the common shares of the Company as of February 25, 2000 by (i) each person who is known by the Company to beneficially own more than 5% of the issued and outstanding common shares of the Company; (ii) each of the Company's executive officers and directors; and (iii) all of the Company's executive officers and directors as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them subject to community property law where applicable. As of February 25, 2000 there were 20,588,725 common shares of the Company issued and outstanding. Each common share entitles the holder thereof to one vote in respect of any matters that may properly come before the shareholders of the Company. To the best of the knowledge of the Company, there exist no arrangements that could cause a change in voting control of the Company.




                         NAME AND ADDRESS               RELATIONSHIP                SHARES BENEFICIALLY
TITLE OF CLASS           OF OWNER                       TO COMPANY                  OWNED(1)                 PERCENT
--------------           --------                       ----------                  -------                  -------
COMMON STOCK             MARK A. GODSY                  Director                   2,558,984                  12.3%
                         9000 N.E. 14th Street          and 5% shareholder
                         Bellevue, WA 98004

COMMON STOCK             TOM DODD                       Director                     125,000                    0.6%
                         808 SEYMOUR BLVD.
                         NORTH VANCOUVER, B.C.
                         CANADA V7J 2J6

COMMON STOCK             SIAVASH VOJDANI                Director                     233,333                    1.1%
                         4790 MEADFIELD ROAD
                         WEST VANCOUVER, B.C.
                            CANADA V7W 2Y3

COMMON STOCK             KEN MADDISON                   Director                      50,000                    0.2%
                         2591 LUND AVENUE
                         COQUITLAM, B.C.
                            CANADA V3K 6J8

COMMON STOCK             NORM ELLIOT                    Director                     50,000                    0.2%
                         505 - 8840 210 STREET,
                         SUITE 394
                         LANGLEY, B.C. CANADA V1M 2Y2

COMMON STOCK             R. LEWIS SABOUNGHI             Director                     175,000                    0.8%
                         1608 PROULX DRIVE
                         ORLEANS, ONTARIO,
                            CANADA K4A 1T5

COMMON STOCK             DR. FRANZ HEINRICH SCHAIN      Director                     100,000                    0.5%
                         D- 30169 HANNOVER,
                         BRUHLSTRASSE 19
                         GERMANY

COMMON STOCK             H. WILLIAM BROGDON            CEO during 1998               550,000                    2.7%
                         18 WILLIAMS WAY
                         DURHAM, NH 03824

COMMON STOCK             ROBERT SCRAGG                 CEO during 1998               295,000                    1.4%
                         STE 103 - 1700 W. 75th AVE
                         VANCOUVER, B.C.
                         CANADA V6P 6G2

DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP:

COMMON STOCK              All Executive Officers                                   4,726,900                   22.0%
                          and Directors as a
                          group (11 individuals) (2)


(1) Includes the following numbers of shares of common stock that may be acquired by the exercise of stock options that are now exercisable or will become exercisable within the next 60 days:
Mark Godsy - 287,500 shares; Tom Dodd - 125,000 shares; Siavash Vojdani - 83,333; Ken Maddison - 50,000 shares; Norm Elliot - 50,000 shares; Lewis Sabounghi - 50,000 shares; Franz Schain - 100,000 shares; all Executive Officers and Directors as a group (11 individuals) - 935,416 shares.



(2) Includes two individuals who are not directors of the Company but who hold key positions in general management and engineering, and Messrs. Brogdon and Scragg.



                                  ITEM 5 -
     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, and significant employees of the Company and significant employees of its subsidiaries are as follows:




NAME                                                    POSITION
Mark Godsy                                              Chairman, Board of Directors
                                                               and Chief Executive Officer;
                                                        Chairman, Sonic BC Board of Directors
                                                        Chairman, Sonic Integration Board of Directors


Thomas Dodd                                             Director, President and Chief Operating Officer;
                                                        President, Chief Executive Officer
                                                                and Director, Sonic BC

Siavash Vojdani                                         Director and Vice President, Corporate Development;
                                                        Director, President and Secretary, Sonic
                                                               Integration;
                                                        Vice President, Sales and Marketing, Sonic BC

Ken Maddison                                            Director

Norman S. Elliot                                        Director

R. Lewis Sabounghi                                      Director;
                                                        Director and Senior Vice President, Strategic
                                                               Business Development, Sonic BC

Franz H. Schain                                         Director

Bryan Wilson                                            Secretary;
                                                        Director, Chief Financial Officer and Secretary,
                                                               Sonic BC

Peter McConnell                                         Principal Engineer, Sonic BC

Mark Godsy - Age _44. Mr. Godsy is the CEO and a director and Chairman of the Company, and a director and the Chairman of Sonic BC and Sonic Integration. He previously served as a director and Chairman of Sonic BC from May, 1993 to November, 1998,and as the secretary of Sonic BC from May, 1993 to July, 1995, and from May, 1997 to November, 1998. Mr. Godsy is an experienced entrepreneur working in the areas of corporate development and venture capital. He practiced law for approximately five years before entering business and co-founding two successful companies, ID Biomedical Corporation and Angiotech Pharmaceuticals Ltd., both leading Canadian biotechnology firms. Mr. Godsy's responsibilities included building executive management teams, coordinating corporate finance activities and strategic positioning. Mr. Godsy is a graduate of the University of British Columbia and received his law degree from McGill University. He is currently a member of the Law Society of British Columbia.



Thomas Dodd - Age 48. Mr. Dodd has held the contract position of General Manager of Sonic BC since July, 1999, and was appointed a Director, President and Chief Operating Officer of the Company and President, Chief Executive Officer, and a Director of Sonic BC on February 22, 2000. Mr. Dodd is a senior marketer/manager with over 25 years experience as an end user, OEM, consultant, and manufacturer, in roles ranging from field technical support to executive management. He has held senior executive positions with Dynapro Systems Inc. and Campbell Technologies with primary responsibilities in sales and marketing. Currently, Mr. Dodd serves on the Board of Directors of FutureFund (VCC) Capital Corp. and Kelsan Technologies Inc.



Siavash Vojdani - Age 57. Dr. Vojdani has held the position of President and Secretary of Sonic Integration since July 1999. He has also served as Vice President of Sales and Marketing of Sonic BC since January, 1998, and was appointed as a director and Vice President of Corporate Development of the Company on February 22, 2000. Dr. Vojdani has over 25 years in sales and marketing as well as senior management experience in the high tech industry in North America, Europe and Asia. He has held senior executive positions with Offshore Systems, AEG, and most recently Dynapro Systems Inc. where he was responsible for setting up and managing sales distribution channels on a global scale. Dr. Vojdani has a Ph.D. in Electrical Engineering from Imperial College of Science and Technology, London University.


Ken Maddison - Age 60. Mr. Maddison was appointed a Director of the Company in December 1998. Mr. Maddison, a Chartered Accountant since 1966 and elected a Fellow of the Institute of Chartered Accountants of BC in 1975, recently retired after a lengthy career as a senior partner with the accounting firm KPMG. In public practice over the past 32 years, Mr. Maddison provided auditing, accounting and business advisory services to a wide range of clients in the hospitality, real estate, construction, non-profit and insurance industries. Mr. Maddison currently serves on the board of International Wayside Gold Mines Ltd. of Vancouver, B.C. Canada.

Norman S. Elliot - Age 60. Mr. Elliot was appointed a Director of Sonic Systems in December 1998. Mr. Elliot has operated as a residential and commercial mortgage broker responsible for preparing and underwriting mortgages, construction financing, land loans and term loans for multi-residential and commercial real estate developments. Currently, he is President of Apel Financial Limited, and is also Manager of Finance for Integrated Equity Growth Mortgage Investment Corporation, a Vancouver B.C. mortgage company.


R. Lewis Sabounghi - Age 53. Dr. Sabounghi has held the position of director of the Company since December, 1998. He has served as Senior Vice President, Strategic Business Development, of Sonic BC since April, 1998 and a director of that company since June, 1998. Dr. Sabounghi has over 25 years' experience in transportation, including the surface transportation research and development project of the Transportation Development Center - Canadian Federal Department of Transport. He has developed ITS applications including "Weigh In Motion" and "Automatic Vehicle Identification." Dr. Sabounghi has presented numerous technical papers and consulted on ITS to governments worldwide. He holds a degree in Aerospace Engineering, an MBA from McGill University, and a Ph.D. in Intelligent Transportation Systems Engineering from the University of Manitoba.


Dr. Franz Heinrich Schain - Age 50. Dr. Schain was appointed a Director of Sonic Systems in December, 1998. Dr. Schain is a vascular and arthroscopic surgeon and owner of a private clinic and ambulatory care center in Hanover, Germany. Dr. Schain has been responsible for the medical welfare of the national soccer teams of Bulgaria, Zimbabwe and Nepal since 1992. He is also a member of the American Association of Arthroscopy and a Board Member and instructor for the AGA (Ass. Germ. Land., Arthroscopy). Dr. Schain is also president of Arthos Medical Development Corporation, located in Delaware and owns his own investment consulting business. He is also a director of Nova Med Inc. of Minneapolis, MN.

Bryan Wilson - Age 54. Mr. Wilson served as a director of the Company from December, 1998 to February 22, 2000, and was appointed Secretary of the Company in November, 1998. He has also served as Secretary and Chief Financial Officer of Sonic BC since August, 1997 and a director of that company since June, 1998. Prior to joining the Company, Mr. Wilson held the position of VP, Finance and Planning for a Canadian pharmaceutical company and was a key member of the management team with responsibilities including corporate development and raising financing. Mr. Wilson operated a management consulting firm specializing in technology commercialization, corporate strategies, management structures, business planning and market assessments. He has also served as VP, Marketing and Client Services at a provincial crown corporation with revenues of Cdn$ 250 million. Mr. Wilson holds an M.B.A. from the University of Toronto and a B.A.Sc. in Electrical Engineering from the University of British Columbia.





Peter McConnell - Age 49. Mr. McConnell was appointed to the position of Principal Engineer of Sonic BC in July, 1995. Previously, as Principal Engineer for Mobile Data International and Sierra Wireless, and Project Engineer with MacDonald Dettwiler & Associates and MPR Teltech, Mr. McConnell has been responsible for delivering innovative products. He was a key designer of the packet switched data communication system (CDPD) that is now operated throughout the world on existing cellular radio networks. Mr. McConnell holds seven patents, has published numerous technical papers, has a Masters Degree (Nuclear Physics) from the University of B.C., and is a senior member of the Institute of Electrical & Electronic Engineers.


Directors of the Company are elected at the annual meeting of the shareholders and serve until their successors are elected and qualified. Officers are elected by the Board of Directors and serve at the discretion of the Board of Directors or until their earlier resignation or removal. There are no family relationships between any director or executive officer of the Company.

                                   ITEM 6 -
                           EXECUTIVE COMPENSATION

The following table sets forth all compensation earned during the fiscal year ended December 31, 1998 by H. William Brogdon, the President and Chief Executive Officer of the Company and Robert Scragg, who served as President and CEO of Sonic BC from July 28, 1995 to February 1, 1998 (the "Named Executive Officers"). No other officer of the Company or its subsidiaries earned greater than US$100,000 in total salary and bonus during the most recently completed fiscal year of the Company. See "Executive Compensation Employee Agreements".

SUMMARY COMPENSATION TABLE


                                        Annual
                                      Compensation             Long Term Compensation
                                      ------------             ----------------------
                                                               Restricted Stock        Securities
  Name and Position       Year        Salary       Bonus           Awards         Underlying Options
  -----------------       ----        ------       -----        -------------     -----------------
                                                                     ($)                  (#)
  H. William Brogdon      1998       $64,167        $0          $61,480 (1)            200,000
  Robert Scragg           1998       $16,944(2)     $0          $     0                    -0-
                          1997       $88,847        $0          $     0                    -0-
                          1996       $87,857        $0          $     0                    -0-


NOTES:

(1) At the end of 1998 Mr. Brogdon held a total of 750,000 restricted common shares. The stock of the Company had not traded publicly prior to December 31, 1998 and the December 11, 1998 valuation of $0.1537 per share is used, for an aggregate value of $115,275 for these holdings (including restricted stock awarded in 1998). Dividends have not been declared on any restricted stock nor are any dividends planned for restricted stock.

(2) Includes one month severance.

Combined Incentive and Nonqualified Stock Option Plan

In fiscal 1998, the Company adopted the 1998 Combined Incentive and Nonqualified Stock Option Plan (the "98 Plan"), pursuant to which options to purchase up to 3,000,000 shares of common stock may be granted to employees and consultants of the Company. As this plan did not receive shareholder approval within the 12 months required for certain options to qualify as Incentive Stock Options, the Company adopted the 1999 Stock Option Plan (the "99 Plan") in December, 1999 pursuant to which options to purchase up to 5,000,000 shares of common stock may be granted, and the 98 Plan was terminated.


Options for 2,384,500 shares awarded under the 98 Plan which had not expired were re-granted under the 99 Plan in the same quantity as originally awarded to each recipient, subject to the recipient agreeing to the cancellation of the options granted under the 98 Plan. The exercise price of each option remained at $1.00 per share, except for 10,000 options exercisable at $2.53, and the vesting schedule and expiration dates remained unchanged. Of these options, 1,802,417 will be vested and become exercisable as of March 31, 2000. For all of the 2,384,500 options awarded, except for 725,000 options which vested immediately upon award, the vesting schedule provided that one twelfth of the award would be earned by the recipient after each full calendar quarter of service. 1,884,500 options expire five years after award, or such sooner expiry dates as determined by the 99 Plan under circumstances of termination or death of the option holder, unless specifically extended by the Board of Directors of the Company. 500,000 options expire ten years after award.

The 99 Plan carries very similar terms to the 98 Plan, and the Company intends to administer the 99 Plan in a similar way to the 98 Plan. As of February 25, 2000, the Company has awarded 1,745,000 new options under the 99 Plan. With the 2,384,500 options from the 98 Plan "carried over" to the 99 Plan, and less the 247,500 options expiring since December 31, 1999, the total number of options awarded under the 99 Plan as of February 25, 2000 is 3,882,000. Of the 1,745,000 new options awarded, 60,000 were awarded at $1.00, and the remainder at $2.06, and 250,000 vest immediately with the remainder vesting on the same 12 quarter schedule as the 98 Plan. All new options expire 5 years from the award date. All of the 247,500 expiring options were exercisable at $1.00 per share.


Of all unexpired options awarded to date, 2,127,000 will vest by March 31, 2000. Also, 2,100,000 were awarded (935,417 vested March 31, 2000) to directors and officers as listed in "Directors and Executive Officers, Promoters, and Control Persons."


The 99 Plan provides for the granting of stock options, including Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Non-Qualified Stock Options ("NQSOs").

The 99 Plan is administered by the Board. The Board has the right to grant awards to eligible recipients and to determine the terms and conditions of Award Agreements ("Agreements"), including, but not limited to, the vesting schedule and exercise price of such awards, and to make all other determinations deemed necessary or advisable for the administration of the 99 Plan. The persons who are eligible to receive awards pursuant to the 99 Plan are such directors, officers, consultants and other employees of the Company as the Board selects ("Participants").

The maximum number of shares of the Company's common stock reserved for issuance under the 99 Plan is 5,000,000 shares (subject to adjustment as provided therein). Such shares may be authorized but unissued common stock or authorized and issued common stock held in the Company's treasury. The Board has the authority to make any and all equitable changes or adjustments it deems necessary or appropriate in the event any dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, common stock split, reverse common stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the 99 Plan.

The Board determines the expiration date of each option, provided, however, that no ISO can be exercisable more than 10 years after the date of grant. The exercisability of options may be based on a predetermined vesting schedule or may be subject to the attainment by the Company of performance goals pre-established by the Board. The option exercise price per share is determined by the Board, provided, however, that in the case of an ISO, the option exercise price in no event can be less than the fair market value of the common stock on the date the ISO is granted.

The Board may suspend, terminate or amend the 99 Plan at any time, provided, however, that shareholder approval is required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Section 422 of the Code or Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act").

For the complete text of the 99 Plan, see the Company's 1999 Stock Option Plan, a copy of which has been filed as an exhibit to this Form 10-SB and is hereby incorporated by reference.

                        OPTION GRANTS IN 1998


                                                    Percent of total
                          Number of securities     options granted to
                           underlying options     employees in fiscal      Exercise or base
          Name                 granted (#)                year               price ($/Sh)       Expiration date(3)(4)
          ----            -------------------     ----------------------   ----------------    -----------------------
   H. William Brogdon          150,000 (1)                24%                    $1.00            January 31, 2003

                                50,000 (2)                 8%                    $1.00            December 31, 2003

(1) The award of 150,000 options vests over a three year period at the rate of 12,500 options per quarter, commencing March 31, 1998 and ending December 31, 2000.

(2) The award of 50,000 options vests over a three year period at the rate of 4,166.67 options per quarter, commencing March 31, 1999 and ending December 31, 2001.

(3)  Mr. Brogdon has not exercised any vested options as of December 1, 1999.

(4) The number of securities underlying unexercised options at December 31, 1998 owned by Mr. Brogdon was 200,000 common shares. Of these options, 50,000 were vested as of December 31, 1998. No options were in-the-money as of that date. 116,667 options were vested as of December 31, 1999.

Compensation of Directors

The directors of the Company do not receive salaries or fees for serving as directors of the Company, nor do they receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. The Company may, however, determine to compensate its directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, the directors of the Company are entitled to participate in the Company's stock option plan. See above description of the stock option plan in this section.


As part of the share exchange on December 11, 1998 with the former Sonic BC shareholders (accounted for as a reverse acquisition), 2,500,000 shares were issued by the Company to be distributed in the discretion of the Sonic BC Board of Directors. Management, directors, and the founder received 1,283,908 shares, and accordingly the Company recorded a compensation expense. The balance of 1,216,092 was distributed to all shareholders that had subscribed for shares for other than a nominal amount, on the basis of one share for every four held. The Company treated this distribution as a stock dividend in the 1998 financial statements.


Employment Agreements


There are no employment agreements between the Company or any of its subsidiaries with any of the named executive officers.

                                  ITEM 7 -
               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 1999, the Company borrowed approximately $1,350,000 from Integrated Global Financial Corporation (IGF). IGF is affiliated with Integrated Equity Management (IEM). IEM has a contract for services with Apel Financial, a company owned by Norm Elliot, a director of the Company. The loan from IGF was on terms favorable to the Company and has been repaid in full. See Liquidity and Capital Resources.

There are no other material related transactions or related contracts with a value of over $60,000.

                                   ITEM 8
                         DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions of the Company's capital stock. This summary does not purport to be complete. For a more detailed description, see the Company's amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to this Form 10-SB and are hereby incorporated by reference, and the applicable provisions of Delaware law.

COMMON STOCK

General

All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Upon liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights.

Voting Rights

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There are no cumulative voting rights.

Dividends

The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. Holders of common stock will share equally on a per share basis in any dividend declared by the Board of Directors. The Company has not paid any dividends on its common stock and does not anticipate paying any cash dividends on such stock in the foreseeable future.

Merger or Consolidation

In the event of a merger or consolidation, the holders of common stock will be entitled to receive the same per share consideration.

PREFERRED STOCK

The Company's Certificate of Incorporation does not authorize the issuance of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

The Company's Certificate of Incorporation and the Bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders.

The foregoing summary is qualified in its entirety by the provisions of the Company's Certificate of Incorporation, as amended, and Bylaws.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


Approximately 79.4 million common stock shares are authorized but unissued as of December 31, 1999. All of such authorized but unissued shares will be available for future issuance by the Board of Directors without additional shareholder approval. These additional shares may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

                                     PART II

                                     ITEM 1
                      MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock is traded on the Over-the-Counter or "Bulletin Board" market under the symbol "ZSON". Prior to February 6, 1999, the common stock had traded under the symbol "MMIM". The following comprises the high and low bid and asked price for the Company's common stock as of the end of each quarter since March 31, 1999 (the stock was not "publicly traded" prior to December 31, 1998):



                                            High                                           Low
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
Quarter Ending,                      Bid                  Asked                    Bid                    Asked
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
March 31, 1999                      3.3125                3.5625                  0.0000                  0.0000
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
June 30, 1999                       3.0000                3.5000                  0.8750                  1.0000
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
September 30, 1999                  1.0625                1.2100                  0.4375                  0.5625
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
December 31, 1999                   1.1875                1.2812                  0.3750                  0.4062
----------------------------- ------------------- ----------------------- ----------------------- -----------------------


Source: Nasdaq Trading & Marketing Services

These quotations reflect inter-dealer prices without retail mark-up, mark down or commission, and may not represent actual transactions.

As of December 1, 1999 there were approximately 120 holders of record of the Company's common stock

                                    ITEM 2 -
                                LEGAL PROCEEDINGS

The Company is not currently a party to any material pending or threatened legal proceedings.

                                    ITEM 3 -
                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

                                   ITEM 4 -
                    RECENT SALES OF UNREGISTERED SECURITIES

On approximately December 4, 1998, the Company completed a private offering to accredited investors under Rule 504. The Company issued 7,500,000 common shares in consideration of gross proceeds of $975,000. No underwriting discounts were given or commissions paid.

On December 11, 1998, in connection with the acquisition of Sonic BC, the Company issued a total of 11,089,368 common shares to the shareholders of Sonic BC, who were non-U.S. persons, residing outside of the U.S., or accredited investors. The acquisition transaction occurred outside of the U.S. The consideration received by the Company was all of the issued stock of Sonic BC. No underwriting discounts were given or commissions paid.

In the period July to October 1999, the Company completed an offering under Regulation S, as contemplated by the acquisition agreement with Sonic BC. The sale was to a non-U.S. person, residing outside of the U.S., and took place outside of the U.S. The Company issued 500,000 shares in consideration of gross proceeds of $1,500,000. The Company paid $150,000 in commission.

In November, 1999, the Company completed a private offering under Regulation S to a non-U.S. person, residing outside of the U.S. The Company issued 350,000 common shares in consideration of gross proceeds of $175,000. No underwriting discounts were given or commissions paid.


In December, 1999, the Company completed a private offering under Regulation S to a non-U.S. person, residing outside of the U.S. The Company issued 142,857 common shares in consideration of gross proceeds of $100,000. No underwriting discounts were given or commissions paid.


                                    ITEM 5 -
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's by-laws provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by the Delaware Business Corporation Act ("DBCA"), against all expenses and liabilities reasonably incurred in connection with services for or on behalf of the Company. The by-laws also authorize the board of directors to indemnify any other person which the Company has the power to indemnify under the DBCA, including for indemnification greater or different from that provided in the by-laws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        CONSOLIDATED FINANCIAL STATEMENTS

                            SONIC SYSTEMS CORPORATION


                           DECEMBER 31, 1998 AND 1997

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SONIC SYSTEMS CORPORATION

We have audited the accompanying consolidated balance sheets of SONIC SYSTEMS CORPORATION as at December 31, 1998 and 1997 and the related consolidated statements of loss, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Systems Corporation at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. The 1998 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ Ernst & Young LLP

Vancouver, Canada,
March 19, 1999.                                Chartered Accountants

SONIC SYSTEMS CORPORATION
Incorporated under the laws of Delaware

                           CONSOLIDATED BALANCE SHEETS
                 [See Nature of Business and Liquidity - Note 1]

As at December 31


                                                                         (expressed in U.S. dollars)

                                                                          1998               1997
                                                                            $                  $
-------------------------------------------------------------------------------------------------------------------
ASSETS [NOTE 10]
CURRENT
Cash and cash equivalents                                              256,524            191,015
Accounts receivable, less allowance of $nil in 1998 and 1997           251,554             25,465
Investment tax credit receivable                                       209,972            171,307
Inventory [NOTE 5]                                                     200,851             78,312
Prepaid expenses                                                        14,385             16,877
------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   933,286            482,976
------------------------------------------------------------------------------------------------------------------
Property and equipment (net) [NOTE 6]                                   57,332             48,577
Patents (net) [NOTE 7]                                                 500,080            172,857
------------------------------------------------------------------------------------------------------------------
                                                                     1,490,698            704,410
------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities [NOTE 9]                      276,999            131,130
Loans payable [NOTE 10]                                                226,877                 --
Product warranty                                                        23,706                 --
------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              527,582            131,130
------------------------------------------------------------------------------------------------------------------
Loans payable [NOTE 10]                                                 40,762             13,963
Product warranty                                                         8,904                 --
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      577,248            145,093
------------------------------------------------------------------------------------------------------------------
Commitments [NOTES 10 AND 13]
STOCKHOLDERS' EQUITY
Share stock [NOTE 12]
Common stock, $0.001 par value 1,000,000,000
   authorized, 19,589,368 issued and outstanding                        19,589              6,638
Additional paid in capital                                           4,274,104          2,197,691
Other accumulated comprehensive income                                   8,298             27,224
Accumulated deficit                                                 (3,388,541)        (1,672,236)
------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                             913,450            559,317
------------------------------------------------------------------------------------------------------------------
                                                                     1,490,698            704,410
------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

On behalf of the Board:

                                    Director                      Director

SONIC SYSTEMS CORPORATION

                   CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31



                                                                        (expressed in U.S. dollars)

                                                                          1998               1997
                                                                            $                  $
-------------------------------------------------------------------------------------------------------------------
REVENUE
Sales and other                                                        318,768            293,614
Government Grant [NOTE 14]                                              43,742             16,193
-------------------------------------------------------------------------------------------------
                                                                       362,510            309,807

Cost of goods sold                                                     525,660            286,389
------------------------------------------------------------------------------------------------------------------
                                                                      (163,150)            23,418
------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development [NOTE 11]                                     248,192            233,227
Marketing                                                              386,674            269,737
General and administrative [NOTE 16]                                   918,289            365,284
------------------------------------------------------------------------------------------------------------------
                                                                     1,553,155            868,248
------------------------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR                                                   (1,716,305)          (844,830)

COMPREHENSIVE LOSS
Net loss for the year                                               (1,716,305)          (844,830)
Foreign currency translation                                           (18,926)            27,224
------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                                  (1,735,231)          (817,606)
------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per common share [NOTE 12 [d]]                    (0.15)             (0.08)
------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES

SONIC SYSTEMS CORPORATION


               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                   (expressed in U.S. dollars)



                                                                           Other
                                                                         accumulated     Additional    Common             Total
                                             Common      Accumulated    comprehensive     paid-in    stock issued    stockholders'
                                             stock         deficit         income         capital   and outstanding      equity
                                               #             $               $               $             $                 $
-----------------------------------------------------------------------------------------------------------------------------------
DEEMED OUTSTANDING AS OF
     DECEMBER 31, 1996                      4,567,501      (827,406)             --       803,809        4,568            (19,029)
Deemed issued for cash pursuant
     to private placements, net of
     share issue costs of ($55,612)         2,013,500            --              --     1,352,581        2,014          1,354,595
Deemed issued for services rendered
     [NOTE 12[c]]                              69,400            --              --        50,039           69             50,108
Deemed shares repurchased for cash            (12,500)           --              --        (8,738)         (13)            (8,751)
Net loss for the year                              --      (844,830)             --            --           --           (844,830)
Foreign currency translation                       --            --          27,224            --           --             27,224
-----------------------------------------------------------------------------------------------------------------------------------
DEEMED OUTSTANDING AS OF
     DECEMBER 31, 1997                      6,637,901    (1,672,236)         27,224     2,197,691        6,638            559,317
Deemed issued for cash pursuant to
     private placement, net of share
     issue costs of $50,844                 1,293,467            --              --       662,213        1,293            663,506
Deemed issued pursuant to options
     exercised [NOTE 12[e]]                   225,000            --              --        81,319          225             81,544
Deemed issued for services rendered
     [NOTE 12[c]]                              33,000            --              --        22,980           33             23,013
Deemed issued for the acquisition of
     Tekedge [NOTE 3]                         400,000            --              --       271,968          400            272,368
Deemed stock dividend [NOTE 12[a]]          1,216,092            --              --        (1,216)       1,216                 --
Deemed shares issued to employees
     for past service [note 12[a]]          1,283,908            --              --       136,116        1,284            137,400
Shares deemed issued on acquisition
     of Sonic Delaware [NOTE 1]             1,000,000            --              --            --        1,000              1,000
Issued pursuant to an offering
     memorandum, net of share issue
     costs [NOTE 1]                         7,500,000            --              --       903,033        7,500            910,533
Net loss for the year                              --    (1,716,305)             --            --           --         (1,716,305)
Foreign currency translation                       --            --         (18,926)           --           --            (18,926)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998                  19,589,368    (3,388,541)          8,298    4,274,104        19,589            913,450
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

SONIC SYSTEMS CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31


                                                                        (expressed in U.S. dollars)

                                                                          1998               1997
                                                                            $                  $
-------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                                                   (1,716,305)          (844,830)
Adjustments to reconcile loss to net cash used in
   operating activities
   Amortization [NOTE 7]                                                27,199                 --
   Depreciation [NOTE 6]                                                11,304             13,690
   Shares issued for services [NOTE 12]                                 23,013             50,108
   Stock based compensation [NOTE 16]                                  217,400                 --
Changes in operating assets and liabilities
   Accounts receivable                                                (226,089)            58,387
   Investment tax credit receivable                                    (38,665)           (81,033)
   Inventory                                                          (122,539)           (44,768)
   Prepaid expenses                                                      2,492             (2,545)
   Accounts payable and accrued liabilities                             69,864             17,990
   Product warranty                                                     32,610                 --
------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                               (1,719,716)          (833,001)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from (repayments to) shareholders                                  --           (271,067)
Repayment of loan payable                                               (4,663)                --
Proceeds from loan payable                                             198,496             13,963
Proceeds on issue of common shares, net [NOTE 12]                      665,050          1,345,844
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                              858,883          1,088,740
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of property and equipment                                  (23,661)           (50,609)
Increase in patents                                                    (35,878)           (47,225)
Cash acquired on acquisition of subsidiary [NOTE 1]                    975,000                 --
------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    915,461            (97,834)
------------------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash
   and cash equivalents                                                 10,881             32,075
NET CHANGE IN CASH AND CASH EQUIVALENTS DURING YEAR                     65,509            189,980
Cash and cash equivalents at beginning of year                         191,015              1,035
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAr                               256,524            191,015
------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


1.  NATURE OF BUSINESS AND LIQUIDITY

Sonic Systems Corporation ("Sonic Delaware") develops, markets and sells products incorporating sound spectrum technologies in Canada and the United States. The Corporation's consolidated financial statements for the year ended December 31, 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Corporation incurred a loss of $1,716,305 for the year ended December 31, 1998. The ability of the Corporation to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Corporation will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Corporation successfully raises additional funds or enters into a business alliance, that the Corporation will achieve positive cash flow. If the Corporation is unable to obtain adequate additional financing or enter into such business alliance, management will be required to sharply curtail the Corporation's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Corporation be unable to continue in business.

Sonic Delaware was incorporated in Delaware on October 1, 1998. On December 11, 1998, Sonic Delaware acquired all of the issued and outstanding share capital of Sonic Systems Corporation (British Columbia) ("Sonic B.C.") for consideration of 11,089,368 common shares. In anticipation of this transaction, the Company issued 7,500,000 common shares for net proceeds of $910,533. Prior to these transactions, Sonic Delaware was an inactive company with cash assets of $1,000. As a result of this acquisition, the original shareholders of Sonic B.C., as a group, owned more than 50% of the issued and outstanding voting shares of Sonic Delaware. This transaction represents a recapitalization of Sonic B.C.

Consequently, this business combination has been accounted for as a reverse acquisition whereby Sonic B.C. is deemed to have acquired Sonic Delaware. These consolidated financial statements are a continuation of the financial statements of the accounting acquirer, Sonic B.C. and reflect the accounts of Sonic B.C. at their historic net book value and the accounts of Sonic Delaware at their estimated fair value at the time of the transaction. For purposes of the acquisition, the fair value of the net assets of Sonic Delaware of $1,000 is ascribed to the 1,000,000 previously outstanding common shares of Sonic Delaware deemed to be issued in the acquisition.

The combined issued and outstanding and additional paid-in-capital common stock of the continuing consolidated entity as of December 11, 1998 is computed as follows:

                                                                                            $
---------------------------------------------------------------------------------------------------
Existing share capital of Sonic B.C. as of December 11, 1998 prior to the acquisition     1,737,148
Deemed value of the acquired common shares of Sonic Delaware                                  1,000
Private placement, net of share issue costs                                                 910,533
---------------------------------------------------------------------------------------------------
SHARE CAPITAL OF SONIC DELAWARE AS OF DECEMBER 11, 1998                                   2,648,681
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


The number of outstanding shares of Sonic Delaware as of December 11, 1998 is computed as follows:

---------------------------------------------------------------------------------------------------
Deemed share capital of Sonic B.C. as of December 11, 1998 prior to the acquisition      11,089,368
Shares deemed issued on acquisition of Sonic Delaware                                     1,000,000
Shares issued in private placement                                                        7,500,000
---------------------------------------------------------------------------------------------------
SHARES OF SONIC DELAWARE AS OF DECEMBER 11, 1998                                         19,589,368
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION


The consolidated financial statements include the accounts of Sonic Delaware and its wholly-owned subsidiaries, 568608 B.C. Ltd. (British Columbia, Canada), Sonic B.C. (British Columbia, Canada), and 321373 B.C. Ltd. (British Columbia, Canada). 568608 B.C. Ltd. is an inactive company.


USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

FINANCIAL INSTRUMENTS

Amounts reported for cash and cash equivalents, accounts receivable, investment tax credit receivable, accounts payable and accrued liabilities, and loans payable are considered to approximate fair value primarily due to their short maturities and current interest rates.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORY

Inventory is carried at the lower of cost, determined on an average basis, and market. Market is considered to be replacement cost for raw materials and net realizable value for work in progress and finished goods. The cost of work in process and finished goods includes the cost of raw materials, direct labour, and an appropriate allocation of related overhead.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated over their estimated useful lives on the declining balance basis at the following rates:

     Computer equipment                                     30%
     Furniture and fixtures                                 20%
     Production equipment                                   20%

In the year of acquisition only one-half of the depreciation is claimed.

PATENTS

Legal costs incurred for the registration of patents have been capitalized. Patent costs are being amortized on a straight-line basis over their legal life of 10 years. Patent costs are written off if, based on estimated future cash flows, the cost is not expected to be recovered from future revenues.

INCOME TAXES

The Corporation uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

Investments in long-lived assets are recorded at the lesser of historical cost or net recoverable amount. The Corporation continually evaluates whether events and circumstances have occurred indicating the remaining estimated useful life of long-lived assets may warrant revision, or long-lived asset balances may not be recoverable. If factors indicate long-lived assets have been impaired, the Corporation uses an estimate, based on future cash flows, of the remaining value of the long-lived assets in measuring recoverability. Unrecoverable amounts are charged to operations in the applicable period.

FOREIGN EXCHANGE

The functional currency of the Corporation is the Canadian dollar, while the reporting currency in the consolidated financial statements is the U.S. dollar. Asset and liability accounts are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the year. Gains or losses resulting from this process are recorded in stockholders' equity as an adjustment to other accumulated comprehensive income.

REVENUE RECOGNITION

Revenue from the sale of products is recognized at the time goods are shipped to customers. The products sold do not have a significant software component.

PRODUCT WARRANTIES

A liability for estimated warranty expense is established by a charge against cost of goods sold at the time products are sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability. The actual warranty costs the Corporation will ultimately pay could differ materially from this estimate.

INVESTMENT TAX CREDITS

Prior to the acquisition of Sonic B.C. by the Corporation on December 11, 1998, Sonic B.C. was a Canadian Controlled Private Corporation, as defined in the Income Tax Act (Canada), and accordingly was entitled to receive a refund on a portion of its investment tax credits earned on eligible expenditures. These refundable investment tax credits were recorded in the year the qualifying expenditure was made and applied to reduce the carrying costs of expenditures for capital assets and research and development. The investment tax credit balance relates to the pre-acquisition operations of Sonic B.C. As a result of the acquisition, Sonic B.C. now earns investment tax credits which are no longer refundable. The unrecognized investment tax credits are available in future years to reduce income taxes payable.

RECENT PRONOUNCEMENT

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 will be effective for the Company's June 30, 2000 year end. The Company has not determined the impact, if any, of these pronouncements on its consolidated financial statements.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Corporation considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents comprise mainly term deposits with an average interest rate of 3.50% [1997 - nil].

STOCK-BASED COMPENSATION

The Corporation accounts for stock-based compensation based on the provision of Accounting Principles Board Opinion #25 whereby the intrinsic value of options granted is recorded at the measurement date. The Corporation has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

COMPUTATION OF LOSS PER COMMON SHARE

Basic loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. As at December 31, 1998 and 1997, the diluted loss per share will be equivalent to the basic loss per share since the Corporation is in a loss position.

3.  BUSINESS ACQUISITION


On July 3, 1998 the Corporation acquired 100% of the issued and outstanding share stock of 321373 B.C. Ltd. (formerly Tekedge Development Corp. ("Tekedge")) an inactive company. The acquisition was accounted for by the purchase accounting method, in which the results of operations are included in the Corporation's accounts from the date of acquisition. Details of this acquisition are as follows:


                                                                      # OF SHARES             $
-------------------------------------------------------------------------------------------------------------------
Purchase price                                                                            272,368
------------------------------------------------------------------------------------------------------------------

Consideration given:
Common shares issued July 3, 1998                                      400,000            272,368
------------------------------------------------------------------------------------------------------------------

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


3.  BUSINESS ACQUISITIONS (CONTINUED)

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Tekedge as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------------------------
Patents [NOTE 7]                                                                          344,749
Accounts payable                                                                          (12,538)
Loan payable                                                                              (59,843)
------------------------------------------------------------------------------------------------------------------
                                                                                          272,368
------------------------------------------------------------------------------------------------------------------

4.  CONCENTRATION OF CREDIT RISK

The Corporation sells to several customers. The majority of sales for the year ended December 31, 1998 were derived from one customer representing 27% of consolidated sales. Sales for the year ended December 31, 1997 were derived from 1 customer, representing 81% of consolidated sales. As at December 31, 1998 the aggregate accounts receivable balances relating to this customer was $82,408 ($Cdn. 126,331) [1997 - $nil].

5.  INVENTORY

                                                                        1998                1997
                                                                          $                   $
-------------------------------------------------------------------------------------------------------------------
Raw materials                                                           44,709             48,000
Work in progress                                                            --             30,312
Finished goods                                                         156,142                 --

------------------------------------------------------------------------------------------------------------------
                                                                       200,851             78,312
------------------------------------------------------------------------------------------------------------------

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


6.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                1998                              1997
                                     ----------------------------       ---------------------------
                                                      ACCUMULATED                        ACCUMULATED
                                       COST          DEPRECIATION         COST          DEPRECIATION
                                         $                 $                $                 $
-------------------------------------------------------------------------------------------------------------------
Computer equipment                    49,508            19,866            46,260           14,513
Furniture and fixtures                24,990             7,815            21,481            4,641
Production equipment                  11,671             1,156                --               --
-------------------------------------------------------------------------------------------------------------------
                                      86,169            28,837            67,741           19,154
-------------------------------------------------------------------------------------------------------------------
Net book value                                 57,332                             48,577
-------------------------------------------------------------------------------------------------------------------


7.  PATENTS


                                                1998                              1997
                                     ----------------------------       ---------------------------
                                                      ACCUMULATED                        ACCUMULATED
                                       COST          AMORTIZATION         COST          AMORTIZATION
                                         $                 $                $                 $
-------------------------------------------------------------------------------------------------------------------
Patents                              526,389            26,309           172,857               --
-------------------------------------------------------------------------------------------------------------------
Net book value                                500,080           172,857
-------------------------------------------------------------------------------------------------------------------

8.  RELATED PARTY TRANSACTIONS

[a]  Consulting fees of $50,323 ($Cdn. 78,000) [1997 - $96,070 ($Cdn. 133,000)]
     were paid to directors of the Corporation during the year.

[b] Included in accounts receivable at December 31, 1998 is $31,170 ($Cdn. 47,783) due from a senior officer of the Corporation. The amount was repaid subsequent to the year end.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


9.  ACCOUNTS PAYABLE


                                                                        1998                1997
                                                                          $                   $
-------------------------------------------------------------------------------------------------------------------
Trade accounts                                                         169,977             35,540
Employee compensation                                                   60,847             18,015
Accrued liabilities                                                     46,175             77,575
------------------------------------------------------------------------------------------------------------------
                                                                       276,999            131,130
------------------------------------------------------------------------------------------------------------------


10.  LOANS PAYABLE


                                                                        1998                1997
                                                                          $                   $
-------------------------------------------------------------------------------------------------------------------
British Columbia Advanced Systems Foundation                            64,361             13,963
Royal Bank of Canada - credit facility, interest at prime + 3%         143,214                 --
Government of Canada - Ministry of Western Economic
  Diversification - interest at prime + 3%                              60,064                 --
-------------------------------------------------------------------------------------------------------------------
                                                                       267,639             13,963
Less: current portion                                                  226,877                 --
------------------------------------------------------------------------------------------------------------------
                                                                        40,762             13,963
------------------------------------------------------------------------------------------------------------------

Interest paid during the year ended December 31, 1998 amounted to $14,382 ($Cdn. 22,052) [1997 - nil].

Canadian bank prime rate at December 31, 1998 was 6.75%.

GOVERNMENT OF BRITISH COLUMBIA

BRITISH COLUMBIA ADVANCED SYSTEMS FOUNDATION ("ASI")

The Corporation has agreed to perform certain specified research and development work and ASI has agreed to assist in the funding of this work up to $65,220 ($Cdn. 100,000).

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


10.  LOANS PAYABLE (CONTINUED)

One month after completion of the work, the Corporation must commence making payments to ASI on a monthly basis for a period of up to 84 months, equal to the greater of:

-    $777 ($Cdn. 1,191); or
- Royalty payments equal to 10% of gross revenues on all products incorporating the technology developed under this project.

The Corporation has the option to make a lump-sum payment to discharge the obligation by making a minimum payment based upon a pre-determined formula. The maximum obligation under the formula is 2.5 times the amount advanced.

GOVERNMENT OF CANADA

MINISTRY OF WESTERN ECONOMIC DIVERSIFICATION

The Corporation has entered into a loan agreement with the Federal Ministry of Western Economic Diversification, whereby the Ministry agreed to make financial contributions to assist in the development of certain research and development projects. Under the terms of the original agreement, the total loan was to be repaid in five equal semi-annual instalments commencing October 30, 1993. As of December 31, 1998 the remaining balance to be repaid was $60,064 ($Cdn. 92,096) and accordingly has been classified as a current liability. Until the loan is fully repaid the Corporation has agreed to comply with certain contractual responsibilities, including the following:

[a]  to maintain adequate insurance coverage for the projects; and

[b] to not issue dividends, repay shareholder advances or make significant changes in ownership or financing without the approval of the Ministry.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


10.  LOANS PAYABLE (CONTINUED)

CREDIT FACILITY

The Corporation has a credit facility available with the Royal Bank of Canada. This credit facility arrangement is in three segments as follows:


Segment 1 $Cdn. 100,000 ($US 65,220) demand operating loan for working capital purposes with interest at the bank's prime rate plus 2% per annum. As at December 31, 1998 and 1997, this facility was not utilized.


Segment 2 $Cdn. 500,000 ($US 326,100) demand reducing loan available under the Western Economic Diversification IT&T Program with interest at the bank's prime rate plus 3% per annum. Scheduled principal repayment terms have been arranged over 5 years commencing July 1999. As at December 31, 1998, the unused portion of this facility was $Cdn. 280,410 [1997 - $500,000].


Segment 3 $Cdn. 100,000 ($US 65,220) demand operating loan for investment tax credit financing with interest at the bank's prime rate plus 2% per annum. As at December 31, 1998 and 1997, this facility was not utilized.


The loans are collaterized by a general security agreement representing a first charge on all of the Corporation's assets. There are also various covenants, financial reporting requirements, margin requirements and conditions precedent associated with the above credit facility arrangements.

11.  RESEARCH AND DEVELOPMENT


                                                                        1998                1997
                                                                          $                   $
------------------------------------------------------------------------------------------------------------------
Expenses                                                               341,240            339,410
Less investment tax credit                                             (93,048)          (106,183)
------------------------------------------------------------------------------------------------------------------
Net expense                                                            248,192            233,227
------------------------------------------------------------------------------------------------------------------

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


12.  SHARE STOCK

[a]  STOCK DIVIDEND AND STOCK ISSUED TO EMPLOYEES

     Concurrent with the acquisition of Sonic B.C., the Corporation issued one escrowed common share of Sonic Delaware to shareholders of Sonic B.C. for every four shares of common stock of Sonic B.C. In addition certain employees of Sonic B.C. were awarded a total of 1,283,908 escrowed common stock of Sonic Delaware. The shares issued to employees have been recorded as compensation expense based on the fair market value of the Corporation's shares at the date of award.

     These escrowed shares will be released from Escrow subject only to the following terms:

          [i] 700,000 escrowed shares ("Indemnity Shares") are held in Escrow pursuant to the terms of the Escrow Agreement until the 11th day of June, 2000, at which time 420,000 Indemnity Shares may be released from the terms of this Escrow Agreement and thereafter an additional 70,000 Indemnity Shares may be released from the terms of this Escrow Agreement on and after each of the 11th day of September, 2000, December, 2000, March, 2001 and June, 2001;

          [ii] 1,800,000 escrowed shares are held in escrow pursuant to the terms of the Escrow Agreement until December 11, 1999, at which time 720,000 escrowed shares may be released from the terms of this Escrow Agreement and thereafter an additional 180,000 escrowed shares may be released from the terms of this Escrow Agreement on and after each of the 11th day of March, 2000, June, 2000, September, 2000, December, 2000, March, 2001 and June, 2001.

[b]  PERFORMANCE SHARES

     In connection with the acquisition [see note 1] the Corporation agreed to raise, on or before May 31, 1999, a minimum of $1,500,000 of gross proceeds pursuant to a private offering of up to 500,000 common shares of the Corporation. As collateral for performance of this obligation, 5,000,000 common shares were placed in escrow. If the above gross proceeds are not raised, a percentage of the performance shares equal to the percentage of the shortfall in gross proceeds are to be released and governed by a general escrow agreement.

[c]  SHARES ISSUED FOR SERVICES

     During 1998 the Corporation issued 33,000 [1997 - 69,400] shares of the Corporation to a third party for professional services provided. This share transaction was valued at $23,013 ($Cdn. 33,000) [1997 - $50,108 ($Cdn. 69,400)] which represented the fair market value of the services received.

[d]  LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:


                                                           1998               1997
                                                             $                 $
---------------------------------------------------------------------------------------
NUMERATOR
Loss for the year                                           (1,716,305)      (844,830)

DENOMINATOR
Weighted average number of common shares outstanding
  less weighted average contingently issued shares           7,960,520      5,340,534
     Escrowed shares                                           136,986             --
     Performance shares                                        273,973             --

Basic and diluted loss per common share                          (0.23)         (0.16)
---------------------------------------------------------------------------------------

For the year ended December 31, 1998 all of the Company's common shares issuable upon the exercise of stock options were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

[e]  STOCK OPTION PLAN

     During the year ended December 31, 1998 the Corporation established a stock option plan pursuant to which 3,000,000 common shares have been reserved for issuance. The exercise price of certain of the employee stock options granted during 1998 was less than the market price of the underlying stock on the date of grant. Compensation expense of $80,000 related to the options and the shares has been reflected in 1998.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)

12.  SHARE STOCK (continued)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                                            No. of common
                                                          shares issuable
------------------------------------------------------------------------------------
Balance, December 31, 1997 and 1996                                   --
Options granted                                                2,612,000
Options exercised                                               (225,000)
------------------------------------------------------------------------------------
Balance, December 31, 1998                                     2,387,000
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------


At December 31, 1998, the following options were outstanding:


No. of common                 Exercise price
shares issuable                      $                           Date of expiry
---------------------------------------------------------------------------------------
   674,500                            1.00                          December 31, 2002
   100,000                            1.00                          January 18, 2003
   450,000                            1.00                          January 31, 2003
    37,500                            1.00                          March 8, 2003
    37,500                            1.00                          March 15, 2003
    75,000                            1.00                          March 31, 2003
    50,000                            1.00                          May 15, 2003
    40,000                            1.00                          June 30, 2003
    10,000                            1.00                          September 20, 2003
    50,000                            1.00                          September 30, 2003
    10,000                            1.00                          October 31, 2003
    37,500                            1.00                          November 15, 2003
   315,000                            1.00                          December 31, 2003
   500,000                            1.00                          September 30, 2008
---------------------------------------------------------------------------------------
 2,387,000
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

Stock options become exercisable at dates determined by the Board of Directors at the time of granting the option. At December 31, 1998, 1,285,708 options were exercisable.

Had compensation cost been determined based on the fair value at the grant dates for those options issued to employees and consultants, consistent with the method described in SFAS No. 123, the Corporation's loss and loss per common share would have been increased to the pro forma amounts indicated below:


                                                          1998           1997
                                                            $              $
------------------------------------------------------------------------------------
Loss                                        As reported    (1,716,305)    (844,830)
                                            Pro forma      (1,828,305)          --

Basic and diluted loss per common share     As reported         (0.23)       (0.16)
                                            Pro forma           (0.24)       (0.16)
------------------------------------------------------------------------------------

The fair value of each option granted in 1998 was estimated on the date of the grant using the Minimum Value option-pricing model with the following assumptions: no dividend yield; no volatility as the Corporation's stock was not trading at the grant date; risk-free interest rate of 5% and an expected life of four and one-half years.

The weighted-average fair value of options granted during the year was $0.13.

13.  COMMITMENTS

The Corporation has the following future minimum lease commitments for premises and equipment:


                                                                    $
-------------------------------------------------------------------------------
1999                                                             26,088
2000                                                              8,681
-------------------------------------------------------------------------------
                                                                 34,769
-------------------------------------------------------------------------------

In 1998, rent expense was $30,624 [1997 - $18,948].

14.  GRANTS


During the year ended December 31, 1997 the Corporation entered into a contribution agreement with the Transportation Development Centre whereby the Corporation is entitled to receive approximately $118,720 ($Cdn. 182,000) or 50% of eligible expenditures, as defined in the agreement.

SONIC SYSTEMS CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

December 31, 1998 and 1997                         (expressed in U.S. dollars)


15.  INCOME TAXES

At December 31, 1998, the Corporation has a U.S. tax net operating loss approximating $1,100,000, which will begin to expire in 2018 if not utilized. The Corporation may have incurred "ownership changes" pursuant to applicable Regulations in effect under Section 382 Internal Revenue Code of 1986, as amended. Therefore, the Corporation's use of losses incurred through the date of these ownership changes may be limited during the carryforward period.

The Corporation has Canadian tax net operating losses of approximately $2,234,000, which expire as follows:


                                                                                            $
----------------------------------------------------------------------------------------------------
2000                                                                                       18,000
2001                                                                                      106,000
2002                                                                                      346,000
2003                                                                                      572,000
2004                                                                                    1,192,000
----------------------------------------------------------------------------------------------------

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Corporation's deferred tax assets and liabilities as of December 31 are as follows:

                                                                1998                      1997
                                                                  $                         $
----------------------------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforwards                               1,019,000                  344,000
Depreciation/amortization                                        209,000                   22,000
Other                                                            333,000                  197,000
----------------------------------------------------------------------------------------------------
Total deferred tax assets                                      1,561,000                  563,000
Total deferred tax liabilities                                        --                       --
----------------------------------------------------------------------------------------------------
Net deferred tax assets                                        1,561,000                  563,000
Valuation allowance                                           (1,561,000)                (563,000)
----------------------------------------------------------------------------------------------------
Net deferred taxes                                                    --                       --
----------------------------------------------------------------------------------------------------

16. SEGMENTED INFORMATION

The Corporation principal business activity is engineering design and manufacturing of sound spectrum technologies for the emergency preemption market.

Sales to customers in the United States and Canada during the year ended December 31, 1998 were $235,248 and $72,521 respectively [1997 - $228,833 and
$53,997].

17.  COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the presentation adopted in the current year.

                            SONIC SYSTEMS CORPORATION

                              FINANCIAL STATEMENTS

                               FOR THE NINE MONTHS
                        ENDED SEPTEMBER 30, 1999 AND 1998

                                   (Unaudited)

                                  BALANCE SHEET

  (Expressed in US dollars)


                                                                        SEPTEMBER         DECEMBER
                                                                            30               31
                                                                           1999             1998
                                                                       (UNAUDITED)       (AUDITED)
-------------------------------------------------------------------------------------------------------
ASSETS                                                                $                $
CURRENT

  Cash and cash equivalents                                               35,298          256,524
  Accounts receivable                                                    114,258          251,554
  Investment tax credit receivable                                       118,180          209,972
  Inventory                                                              623,741          200,851
  Prepaid expenses                                                        29,318           14,385
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     920,795          933,286
--------------------------------------------------------------------------------------------------
  Property and equipment (net)                                            51,584           57,332
  Patents (net)                                                          534,780          500,080
--------------------------------------------------------------------------------------------------
                                                                       1,507,159        1,490,698

--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

  Accounts payable                                                       554,948          169,990
  Accrued liabilities                                                     90,778          107,009
  Loans payable                                                          230,843          226,877
  Product warranty                                                         5,658           23,706
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                882,227          527,582
--------------------------------------------------------------------------------------------------
LONG-TERM
  Loans payable                                                          291,326           40,672
  Product warranty                                                        28,904            8,904
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      1,202,457          577,248
--------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value                                          19,936           19,589
  Additional paid in capital                                           5,203,761        4,274,104
  Other accumulated comprehensive income                                  26,996            8,298
  Accumulated deficit                                                 (4,945,991)      (3,388,541)
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                               304,702          913,450
--------------------------------------------------------------------------------------------------
                                                                       1,507,159        1,490,698
--------------------------------------------------------------------------------------------------

Number of common shares outstanding                                   19,935,868       19,589,368


SEE ACCOMPANYING NOTES

                            SONIC SYSTEMS CORPORATION

                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

(Expressed in US dollars)


                                                                    NINE MONTHS
                                                                 ENDED SEPTEMBER 30
                                                               1999             1998
                                                                $                 $
Sales and other                                                179,735          168,377
Cost of goods sold                                             261,812          328,131
----------------------------------------------------------------------------------------
Gross profit                                                   (82,077)        (159,754)
----------------------------------------------------------------------------------------

EXPENSES
Research & Development                                         380,873          224,342
Sales & Marketing                                              363,713          258,053
General & Administrative                                       757,552          591,516
----------------------------------------------------------------------------------------
                                                             1,502,138        1,073,911
----------------------------------------------------------------------------------------
Other income (loss)                                             26,765            1,332

LOSS FOR THE PERIOD                                         (1,557,450)      (1,232,333)

Deficit, beginning of period                                (3,388,541)      (1,672,236)
DEFICIT, END OF PERIOD                                      (4,945,991)      (2,904,569)

COMPREHENSIVE LOSS
Net loss for the period                                     (1,557,450)      (1,232,333)
Foreign currency translation                                    18,698           64,037
---------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                          (1,538,752)      (1,168,296)
---------------------------------------------------------------------------------------

Basic and diluted loss per share                                 (0.08)           (0.17)
Weighted average shares outstanding                         19,667,090        6,927,890

SEE ACCOMPANYING NOTES

                            SONIC SYSTEMS CORPORATION

                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

  (Expressed in US dollars)

                                                                                 NINE MONTHS ENDED
                                                                                   SEPTEMBER 30
                                                                               1999             1998
                                                                                 $               $
                                                                            ----------       ----------
OPERATING ACTIVITIES
   Loss for the period                                                      (1,557,450)      (1,232,333)
   Adjustments to reconcile loss to net cash
    used in operating activities
      Amortization                                                               9,706           15,921
      Depreciation                                                              10,605           10,367
      Shares issued for service                                                 13,000           23,013
      Stock based compensation                                                       -           32,618
Changes in operating assets and liabilities
      Accounts receivable                                                      137,296          (51,169)
      Investment tax credit receivable                                          91,792          (16,234)
      Inventory                                                               (422,890)         (33,061)
      Prepaid expenses                                                         (14,933)          (7,966)
      Accounts payable and accrued liabilities                                 368,727           39,652
      Product warranty                                                           1,952           14,640
--------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                       (1,362,195)      (1,204,552)
--------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Repayment of loan payable                                                  (928,533)          (4,686)
   Proceeds from loan payable                                                1,183,064          530,169
   Net proceeds from issuance of common shares                                 917,004          807,671
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                    1,171,535        1,333,154
--------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Fixtures and equipment                                                       (4,857)         (18,210)
   Cost of intellectual property                                               (44,406)        (343,782)
--------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                          (49,263)        (361,992)
--------------------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes
    on cash and cash equivalents                                                18,697           64,035

NET CHANGE IN CASH AND CASH EQUIVALENTS
    FOR PERIOD                                                                (221,226)        (169,355)
Cash and cash equivalents, beginning of period                                 256,524          191,015
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                        35,298           21,660
--------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES

                            SONIC SYSTEMS CORPORATION

                   Notes to Consolidated Financial Statements

(1)   Basis of Presentation

      The consolidated condensed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make information presented not misleading.

      These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and notes thereto, at December 31, 1998 and for the two years then ended included in the Company's report on Form 10-SB. The Company follows the same accounting policies in preparation of interim reports.

      Results of operations for the interim periods are not necessarily indicative of annual results.

      The Company's consolidated financial statements for the nine months ended September 30, 1999 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1,557,450 for the nine months ended September 30, 1999. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds or enters into a business alliance, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing or enter into such business alliance, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue its business.

(2)   Equity Offering

During the nine months ending September 30, 1999 the Company received net proceeds of approximately $918,000 from the sale of 340,000 common shares under Regulation S. Gross proceeds were $1,020,000 and costs of issue were $102,000.

(3)   Inventory

                                            September 30, 1999         December 31, 1998
                                                  $                         $

Raw Materials                                           140,831                    44,709
Work in progress                                             --                        --
Finished Goods                                          482,910                   156,142
------------------------------------------------------------------------------------------
                                                        623,741                   200,851
------------------------------------------------------------------------------------------

(4)      Related party transactions


During the first nine months of 1999, the Company borrowed $1,183,064, of which approximately $1,158,459 was borrowed from Integrated Global Financial Corporation (IGF). Total borrowings from IGF during 1999 equaled $1,350,000. IGF is affiliated with Integrated Equity Management, which has a contractual relationship for services with Apel Financial, which is owned by one of the directors of the Company. The loan was on terms favorable to the Company. The Company repaid $918,000 prior to September 30, 1999 and repaid the remaining $432,000 in October, 1999.


(5)      Subsequent events


The Company issued common shares under Regulation S to persons residing outside the United States as follows:



         Date of issue                      No. shares                          Consideration

          October 19, 1999                           160,000                    $480,000
         November 15, 1999                           200,000                    $100,000
         November 22, 1999                           150,000                     $75,000
         December 15, 1999                           142,857                    $100,000


The total number of common shares issued and outstanding as of December 31, 1999 was 20,588,725.

(6)      Other income

Other income consists of a gain on foreign exchange. In the nine months ended September 30, 1999, Sonic BC, which conducts its operations in Canadian currency, purchased materials and services in U.S. currency. During the nine month reporting period, the Canadian dollar appreciated against the U.S. dollar, with the result that the U.S. denominated liabilities became repayable using fewer Canadian dollars.

                                 Part III

                             INDEX TO EXHIBITS



2.1 Amended and Restated Certificate of Incorporation dated October 29, 1998, accepted for filing on October 30, 1998 and in effect as of December 1, 1999.

2.2 By-Laws of the Company adopted October 30, 1998 and in effect as of December 1, 1999.

3.1 Stock Escrow Agreement dated as of December 11, 1998.


6.1 1999 Stock Option Plan adopted by the Board of Directors on December 6, 1999 and amended February 22, 2000.


27   Financial Data Schedule

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SONIC SYSTEM CORPORATION
                                                ------------------------
                                                      (Registrant)


Date  March 4, 2000                            By     Bryan R. Wilson
                                                ------------------------
                                                      (Signature)
                                                Bryan R. Wilson, Secretary